SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

DEC 4 2003

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Taiyo Seimei Hoken Kabushiki Kaisha
(Name of Subject Company)

Taiyo Life Insurance Company
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Taiyo Life Insurance Company
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Taiyo Life Insurance Company
11-2, Nihonbashi 2-chome
Chuo-ku, Tokyo, Japan 103-0027
813-3231-8982
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to:

Theodore A. Paradise
Davis Polk & Wardwell
Izumi Garden Tower 33F
1-6-1 Roppongi
Minato-ku, Tokyo, Japan 106-6033
813-5561-4421

October 8, 2003
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibit I.1(a)-1.

(b) Not applicable.

Item 2. Informational Legends

Included in Exhibit I.1(a)-1 and Exhibit II.(1)-1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) See Exhibit II.(1)-1.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) Written irrevocable consent and power of attorney on Form F-X filed with the Commission on October 9, 2003.

(2) Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

中嶋正文
(Signature)

Masafumi Nakajima
General Manager
(Name and Title)

December 4, 2003
(Date)

EXHIBIT
INDEX

Exhibit	Description	Page No.
I.1(a)-1	Materials distributed to U.S. shareholders on December 3, 2003 including the following: • Notice of Convocation of Shareholders to an Extraordinary Shareholders Meeting, dated December 3, 2003 (English Translation)	5
II.1(1)-1	Joint Press Release issued by Taiyo Life Insurance Company and Daido Life Insurance Company	94

Exhibit I.1(a)-1

Notice of
Convocation of Shareholders to an Extraordinary Shareholders Meeting, dated December 3, 2003

Exhibit I.1(a)-1

TAIYO LIFE INSURANCE COMPANY

11-2 Nihonbashi 2-chome, Chuo-ku, Tokyo, Japan

December 3, 2003

Dear Shareholders:

This is to notify you that an extraordinary general shareholders' meeting will be held as follows. If you do not expect to attend the meeting, you may exercise your voting right in writing. Please see the attached reference materials, and fill in, seal, and return along with the attached proxy statement.

Sincerely,

Masahiro Yoshiike
President and Chief Executive Officer

NOTICE OF CONVOCATION OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This notice relates to a proposed Japanese statutory share transfer (the "Share Transfer") to be effected under Japanese law whereby Taiyo Life Insurance Company ("Taiyo") and Daido Life Insurance Company ("Daido"), both joint stock corporations organized under the laws of Japan, will become wholly-owned subsidiaries of a newly-formed Japanese corporation, T&D Holdings, Inc. (the "Holding Company"). The Share Transfer, information to be distributed in connection with the Share Transfer and the related shareholder vote are subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information included therein, if any, have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Share Transfer, since Taiyo and Daido are, and the Holding Company will be, located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue Taiyo, Daido, the Holding Company or their respective officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel Taiyo, Daido, the Holding Company or any of their affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Taiyo, Daido or the Holding Company may purchase securities otherwise than under the Share Transfer, such as in open market or privately negotiated purchases.

1. Date & Time: 10:00 a.m. Thursday, December 18, 2003

2. Venue: Concorde Ballroom, 5th floor, Main building,
Keio Plaza Inter-Continental Tokyo
2-1 Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo

3. Meeting Agenda

Items to be reported on:

Item 1: Establishment of a holding company through a share transfer
(Please see the section "Reference Materials Concerning Exercise of Voting Rights".)

Item 2: Amendments to the Articles of Incorporation
(Please see the section "Reference Materials Concerning Exercise of Voting Rights".)

If you attend the meeting, please present the attached voting form to the reception desk at the meeting.

This documents is an English translation of the original invitation notice in Japanese. In the event of a discrepancy, the Japanese version shall prevail.

Reference Materials Concerning Exercise of Voting Rights

1. Number of Voting Rights: 1,499,930

2. Items and Articles

Item 1: Establishment of a holding company through a share transfer

1. Reason for the share transfer

Taiyo Life Insurance Company, Daido Life Insurance Company and T&D Financial Life Insurance Company, building on their existing alliance, have agreed to jointly establish a holding company, to be named T&D Holdings, Inc., aiming to undertake management integration of the three companies under the umbrella of this holding company.

Drawing on the strengths of their own particular business models, the three firms aim to strengthen their life insurance operations under the joint holding company. With the aim of raising overall enterprise value, the Group will pool management resources to improve management efficiency, while simultaneously undertaking strategic, focused investments to ensure member companies' continued growth and increased profitability.

The three companies have agreed to jointly establish T&D Holdings, Inc. through a share transfer in compliance with the provisions of Article 364 of the Commercial Code, and to become the new company's wholly owned subsidiaries. We ask you to give your approval of this proposal after reviewing the details of the plan presented herein.

2. Details of the Share Transfer

(1) Details of the articles of incorporation for the said holding company to be established:
The articles of incorporation for T&D Holdings, Inc., appear in the section entitled Incorporation of T&D Holdings, Inc. (pp. xxx to xxx).

(2) The types and numbers of shares to be issued by the holding company to be established:
The number and types of shares to be issued by T&D Holdings, Inc. on the occasion of the share transfer: 241.5 million ordinary shares of common stock. T&D Holdings, Inc. has adopted the share trading unit system, with one trading unit of shares comprising 50 shares.

(3) Stock Transfer Ratios
The shareholders of three companies (including the holders of shares deposited with the Japan Securities Depository Center) will receive ordinary shares of common stock in T&D Holdings at the ratios set out herein.

1) Shareholders of Taiyo Life Insurance will receive 55 shares of T&D Holdings per 1 share of Taiyo Life.
2) Shareholders of Daido Life Insurance will receive 100 shares of T&D Holdings per 1 share of Daido Life.
3) Shareholders of T&D Financial Life Insurance will receive 15 shares of T&D Holdings per 1 share of T&D Financial Life.

(4) Common stock and capital reserves of theholding company

1) Common stock: 100 billion yen

2) Capital reserves*: The aggregate amount of shareholders' equity of the three companies on the day of the stock transfer, after deductions of the abovementioned amount appropriated for common stock and the amount required for the share transfer distribution.

*Refers to the portion appropriated as a statutory reserve included in capital surplus

(5) Share transfer distribution (Payments due to shareholders)

T&D Holdings will pay a share transfer distribution, within three (3) months from the date when the transfer of shares is to be made on behalf of registered shareholders (including holders of shares deposited with the Japan Securities Depository Center) or registered pledgees of Taiyo Life and Daido Life on the day prior to the date when share transfer is to be made, in the amounts described below in place of respective term-end dividends. However, the amount of share transfer distribution may be reduced or even withheld with the agreement of Taiyo Life, Daido Life and T&D Financial Life, taking into account the asset and liabilities of Taiyo Life and Daido Life and changes in economic and other circumstances.

Shares of Taiyo Life: 1,500 yen per share

Shares of Daido Life: 3,000 yen per share

(6) Transfer Schedule

The stock transfer will be effected on April 1, 2004 and the registration of T&D Holdings, Inc. will be undertaken the same day. However, regarding share transfer procedures, any necessary changes will be made following consultations among all three companies.

(7) Directors

The eight director candidates of T&D Holdings, Inc. are as follows:

Name (Date of birth)	Personal history and posts held in other companies		Number of three companies' shares held
Masahiro Yoshiike (March 23, 1940)	APR 1963	Entered the Taiyo Mutual Life Insurance Company	Taiyo Life: 31 Daido Life: 0 T&D Financial: 0
	JUL 1990	Director of Company	
	APR 2000	Managing Director of Company	
	JUL 1995	Representative Director and President of Company	
	APR 2003	Representative Director and President of Taiyo Life (present)	
		(Posts held in other companies)	
		Representative Director and President of Taiyo Life	
Naoteru Miyato (May 20, 1943)	APR 1967	Entered Daido Mutual Life Insurance Company	Taiyo Life: 0 Daido Life: 37 T&D Financial: 0
	JUL 1994	Director of Company	
	MAR 1996	Managing Director of Company	
	MAR 1999	Senior Managing Director of Company	
	JUL 1999	Representative Director and President of Company	
	APR 2002	Representative Director and President of Daido Life (present)	
		(Posts held in other companies)	
		Representative Director and President of Daido Life	
Muneo Takeuchi (June 7, 1945)	APR 1970	Entered Daido Mutual Life Insurance Company	Taiyo Life: 0 Daido Life: 22 T&D Financial: 0
	JUL 1996	Director of Company	
	MAR 1999	Managing Director of Company	
	MAR 2001	Senior Managing Director of Company	
	APR 2002	Senior Managing Director of Daido Life (present)	
Kunio Ikeda (July 9, 1950)	APR 1993	Entered The Taiyo Mutual Life Insurance Company	Taiyo Life: 14 Daido Life: 0 T&D Financial: 0
	JUL 1997	Director of Company	
	APR 1999	Managing Director of Company	
	APR 2003	Managing Director of Taiyo Life	

	JUN 2003	Representative Director and Senior Managing Director of Daido Life (present) (Posts held in other companies) Representative Director and Senior Managing Director of Taiyo Life	
Osamu Koyama (November 30, 1947)	APR 1972 JUL 1998 MAR 2001 APR 2002	Entered Daido Mutual Life Insurance Company Director of Company Managing Director of Company Managing Director of Daido Life (present)	Taiyo Life: 0 Daido Life: 18 T&D Financial: 0
Kenji Nakagome (January 25, 1954)	APR 1976 JUL 2001 APR 2003 JUN 2003	Entered The Taiyo Mutual Life Insurance Company Director of Company Director of Taiyo Life Managing Director of Taiyo Life (present)	Taiyo Life: 12 Daido Life: 0 T&D Financial: 0
Sounosuke Usui (November 15, 1953)	APR 1976 JUL 2000 JUL 2001 APR 2002 JUL 2002 DEC 2003	Entered Daido Mutual Life Insurance Company Director of Company Representative Director and President of T&D Taiyo Daido Investment Advisory Co., Ltd. Director of Daido Life (present; concurrently Representative Director and Present of T&D Asset Management Co., Ltd.) Representative Director and President of T&D Asset Management Co., Ltd. Director of T&D Asset Management Co., Ltd.	Taiyo Life: 0 Daido Life: 13 T&D Financial: 0
Shigeru Kobori (February 8, 1931)	APR 1960 APR 1991 APR 1998 APR 2000 APR 2003	Admitted to the Bar Chairman of the Tokyo Bar Association Chairman of the Japan Federation of Bar Associations Chairman of Sogo Department Store Management Responsibility Investigative Committee Chairman of Japan Legal Aid Association (Present)	Taiyo Life: 0 Daido Life: 0 T&D Financial: 0

Notes:

1. T&D Asset Management, Inc., of which Mr. Sounosuke Usui serves as a director, has concluded an investment consultancy contract with Taiyo Life Insurance Co., Ltd., Daido Life Insurance Co., Ltd., and T&D Financial Life Insurance Co., Ltd. None of the other candidates for the post of director has any material interests in Taiyo Life Insurance Co., Ltd., Daido Life Insurance Co., Ltd., or T&D

Financial Life Insurance Co., Ltd., nor is any conflict of interest, such as may be deemed to conflict with the performance of their duties, expected to come into being in respect of these candidates' positions as directors following the formal establishment of T&D Holdings, Inc.

2. Mr. Shigeru Kobori qualifies as an outside director as stipulated in Article 188, Clause 2, Item 7-2 of the Commercial Code.

(8) Corporate Auditors of the parent company to be established

The four corporate auditor candidates are as follows:

Name (Date of Birth)	Personal History		Number of three companies' shares held
Kiyoshi Matsushige (March 21, 1943)	APR 1965	Entered the Taiyo Mutual Life Insurance Company	Taiyo Life: 7 Daido Life: 0 T&D Financial: 0
	JUL 1996	Director of Company	
	APR 1998	Managing Director of Company	
	JUL 2001	Standing Corporate Auditor of Company	
	APR 2003	Standing Corporate Auditor of Taiyo Life (present)	
Yoichi Kinoshita (September 19, 1948)	APR 1972	Entered Daido Mutual Life Insurance Company	Taiyo Life: 0 Daido Life: 0 T&D Financial: 0
	MAR 1996	General Manager of Investment Administration Department of Company	
	MAR 1997	General Manager of Loans and Fixed Income Department of Company	
	APR 2002	General Manager of Loans and Fixed Income Department of Company of Daido Life	
	APR 2003	General Manager of Public Relations Department of Daido Life (present)	
Minoru Suzuki (March 14, 1932)	JUN 1982	Director of Mitsui Bank	Taiyo Life: 1 Daido Life: 0 T&D Financial: 0
	OCT 1987	Representative Director of Bank	
	APR 1990	Senior Managing Director of Taiyo Kobe Mitsui Bank	
	APR 1991	Representative Director and Deputy President of Bank	
	APR 1994	Representative Director and President of Sakura Securities Co., Ltd.	
	JUN 1998	Corporate Auditor of Mitsui & Co. (present)	
Masanao Iechika (July 18, 1933)	APR 1962	Admitted to the bar	Taiyo Life: 0 Daido Life: 7 T&D Financial: 0
	APR 1981	Vice Chairman of Osaka Bar Association	
	JUL 2000	Corporate Auditor of Daido Mutual Life Insurance Company	
	APR 2002	Corporate Auditor of Daido Life (present)	

Notes:

1. The above corporate auditors have no substantial business interest in Taiyo Life Insurance Company, Daido Life Insurance Company, or T&D Financial Life Insurance Company, such as may be deemed

to conflict with the performance of their duties.

2. Messrs. Minoru Suzuki and Masanao Iechika are external auditors in accordance with the provisions of Article 18 (1) of the Law Concerning Exceptions to the Commercial Code Concerning Audits of Joint Stock Companies, etc.

(9) Independent auditor for the parent company to be established

Particulars regarding the independent auditor for T&D Holdings, Inc. are as follows.

(as of September 30, 2003)

Name	Shin Nihon & Co.	
Head Office	Hibiya Kokusai Bldg. 13F, 2-2-3 Uchisaiwai-cho Chiyoda-ku, Tokyo, Japan	
Corporate History	OCT 1985	Showa Ota & Co. established
	JAN 1986	Century Audit Corporation established
	APR 2000	Showa Ota & Co. and Century Audit Corporation merged to form Century Ota Showa & Co.
	JUL 2001	Century Ota Showa & Co. merged with TKA Takeshi Iizuka & Co. and Takachiho Audit Corporation. Corporate name changed to Shin Nihon & Co.
Corporate Outline	Certified Public Accountants: 1,503 Junior Accountants: 648 Others: 483 Principal offices: Japan: 46 / Overseas: 17 Number of corporate clients: 4,890	

(10) Joint establishment

Three companies will jointly establish T&D Holdings, Inc.

3. **An explanation of stock transfer ratios in accordance with Item 2, Clause 1 of Article 366 of the Commercial Code**

Taiyo Life Insurance Company ("Taiyo Life"), together with Daido Life Insurance Company ("Daido Life") and T&D Financial Life Insurance Company ("T&D Financial Life"), will establish T&D Holdings, Inc. ("the Holding Company") through a joint stock transfer, (scheduled for April 1, 2004), whereby Taiyo Life, Daido Life and T&D Financial Life will become wholly owned subsidiaries of the newly formed company. The stock transfer ratios in the Holding Company for the holders of shares in Taiyo Life, Daido Life and T&D Financial Life (the "stock transfer ratios") have been determined taking the following items into consideration.

Taiyo Life and Daido Life conducted independent assessments in the determination of appropriate stock transfer ratios, which are indispensable for ensuring a fair allocation of shares in the Holding Company to shareholders of the three companies, and appointed their own financial advisors. Taiyo Life selected J.P. Morgan Securities Asia Pte. Ltd. ("J.P. Morgan") as its financial advisor, and commissioned the drafting of materials for use as reference in the determination of stock transfer ratios, for its agreement with Daido Life and T&D Financial Life.

To calculate the stock transfer ratios, J.P. Morgan analyzed enterprise value of the companies utilizing share-price averages, embedded value (EV) and appraisal value (AV), and also conducted contribution analysis, and provided us with the aforementioned analyses. In its calculation of the stock transfer ratios, J.P. Morgan took into account the results of financial audits of the three companies by Shin Nihon & Co., a certified audit firm, the results of a due diligence report audit of Daido Life by Taiyo Life's legal counsel, EV and AV analyses for Taiyo Life conducted by Milliman Japan, and valuation of Daido Life's EV by Daido Life or Milliman Japan.

In its determination of stock transfer ratios, Taiyo Life studied the matter in-house from various angles and conducted deliberations with Daido Life and T&D Financial Life, receiving advice from J.P. Morgan.

As a result, an agreement on a joint stock-transfer-ratio calling for 55 shares of T&D Holdings to be allotted per 1 share of Taiyo Life, 100 shares of T&D Holdings per 1 share of Daido Life, and 15 shares of T&D Holdings per 1 share of T&D Financial Life was approved by the board of directors of each company on October 8, 2003. The three companies concluded contracts the same day.

Ahead of the meeting of the board of directors convended on October 8, 2003, Taiyo Life received from J.P. Morgan Asia Pte. Ltd. a written statement that the agreed stock transfer ratios are fair from a financial point of view as of that date.

On Nov. 20, 2003, the board of directors of Taiyo Life made a resolution to convene an extraordinary general meeting of shareholders to receive approval of shareholders, confirming that no developments and changes were recognized to the terms and conditions on which the October 8th agreement is based, and the stock transfer ratios for the holding company remain unchanged.

Prior to this meeting of the board of directors, Taiyo Life has received a written statement from J.P. Morgan saying that the agreed stock transfer ratios were fair for the shareholders of Taiyo Life from a financial point of view as of November 20, 2003 (see note below).

Furthermore, Daido Life received written statements from its financial advisor Nomura Securities Co., Ltd. dated October 8, 2003 and November 20, 2003, stating that the agreed stock transfer ratios have no harmful financial effect on the shareholders of Daido Life as of those dates, respectively.

Note:
J.P. Morgan's written statement dated November 20, 2003 was prepared on a specific set of premises and conditions. The analytical procedures employed, as well as the premises and conditions on which the written statement is based are specified in the statement.

J.P. Morgan or other affiliated broker dealer letterhead

November 20, 2003

The Board of Directors
Taiyo Life Insurance Company
11-2, 2-chome, Nihonbashi, Chuo-ku, Tokyo

Members of the Board of Directors:

You have requested that we, as your financial advisor with respect to the proposed consolidation (the "Consolidation") through establishment of a holding company among Taiyo Life Insurance Company ("Taiyo Life"), Daido Life Insurance Company ("Daido Life"), and T&D Financial Life Insurance Company ("T&D Financial Life", collectively the "Companies") scheduled to be consummated on April 1, 2004, and in accordance with instructions provided by your Board of Directors, provide you with our opinion as to the fairness to Taiyo Life, as of the date hereof, from a financial point of view, of the proposed Exchange Ratios (as defined below) described in the definitive agreements relating to the joint stock transfer (the "Agreement"), which were signed on October 8, 2003.

In connection with the Consolidation, Taiyo Life's shareholders will receive 55 shares of the holding company's common stock per 1 share of Taiyo Life common stock, while Daido Life's shareholders will receive 100 shares of the holding company's common stock per 1 share of Daido Life common stock and T&D Financial Life's shareholders will receive 15 shares of the holding company's common stock per 1 share of T&D Financial Life common stock (the "Exchange Ratios"), as stated in the Agreement.

We have conducted the following analysis and review in order to present our opinion:

(i) review of the Agreement signed on October 8, 2003;
(ii) review of financial information, including financial statements, and other information on business and related matters of the Companies;
(iii) review of financial information with respect to expected, unauditted FY2003 half year results of the Companies;
(iv) review of the financial information, including financial statements, and other information on business and related matters of all consolidated subsidiaries and subsidiaries and affiliates based on the equity method of the Companies;
(v) review and analysis of certain internal forecasts of parent financial statements and business plans until FY2008 prepared by each of the Companies;
(vi) review of the report on the adjusted net asset value of the Companies dated August 27, 2003 prepared by Shin Nihon & Co.;

(vii) review of the legal due diligence report on Daido Life dated July 28, 2003 prepared by Taiyo Life's legal counsel;

(viii) review of the embedded value of Taiyo Life prepared by Milliman Japan;

(ix) review of the embedded value of Daido Life prepared by Milliman Japan or Daido Life;

(x) review of the report on appraisal value of Taiyo Life dated July 18, 2003 prepared by Milliman Japan;

(xi) interview with management of the Companies and other relevant individuals in regard to the respective operational and financial status, future operational and financial plans, and the effects of the Consolidation on financial condition and business operations, including synergy effects;

(xii) review of market prices and trading situation of the stocks of Taiyo Life and Daido Life;

(xiii) comparison analyses of the stocks of certain domestic and international companies deemed comparable based on publicly available information;

(xiv) comparison analyses of certain domestic and international transactions deemed comparable based on publicly available information; and,

(xv) review and analysis of certain other matters we believed necessary or appropriate for the purpose of preparing this opinion.

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information we have analyzed and reviewed as set out above, which consists of publicly available information or information that was furnished to us by the Companies (the "Information"), and we do not assume any responsibility or liability thereof. We have not conducted any valuation or appraisal of any assets, liabilities, or actuarial appraisal nor have we requested any such valuations or appraisals to be conducted by any third parties. In relying on financial analyses and forecasts (including synergy forecasts) provided to us for purposes of the review above, we have assumed that such analysis and forecasts have been prepared based on assumptions reflecting the best possible estimates and judgments by the management of the Companies , and we have not conducted any independent verification of the reasonableness or achievability thereof.

We have also assumed that: (i) there will be no material changes of terms of the Transaction after the Agreement is executed until the consummation of the Transaction; (ii) conditions provided in the Agreement will lawfully and validly be consummated as described therein; (iii) there are no contracts or other agreements (oral or in writing) among the Companies, which affect the Exchange Ratios, other than the agreement by the Companies on the terms and conditions set out in the Agreement; (iv) all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Companies or the expected profits of the Transaction; and (v) the tax effect of the Transaction will be the tax effect contemplated by the Companies as of the date hereof.

Secondly, our opinion is necessarily based on economic, market and other conditions as in effect on, and the Information made available to us as of the date hereof. It should be understood that subsequent developments, including changes of conditions relating to the Transaction that arise or are discovered after the issuance of this opinion, may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness to Taiyo Life, as of the date hereof, from a financial point of view, of the Exchange Ratios provided in the Agreement, and we express no opinion as to the underlying decision by you to consummate the Transaction. We have not been requested, and do not provide our opinion with regard to fairness of the Exchange Ratios in the Transaction, or any other related matter, to the holders of securities issued by Taiyo Life, such as shares or bonds etc., creditors of Taiyo Life, or any other concerned parties of Taiyo Life. We express no opinion herein as to the price at which of the stock or other securities of Taiyo Life or the stock or other securities of its subsidiaries or other affiliates, or the holding company stock that will be appropriated to the shareholders of Taiyo Life will trade at any future time.

In addition, we anticipate receiving a fee from your company in consideration for the services we provide as your financial advisor with respect to the Transaction. We or our subsidiaries or other affiliates have provided services such as securities underwriting interest, exchange, credit or other market related services to the Companies or their respective subsidiaries or other affiliates, and thus have received a fee in consideration for such services. We or our subsidiaries or other affiliates, as part of related business, may actively trade securities of the Companies or their respective subsidiaries or other affiliates for our own account or for the accounts of our customers. Further, in the ordinary course of business, we or our subsidiaries or other affiliates may actively trade stocks, other securities, or their derivative transactions of the Companies or their respective subsidiaries or other affiliates for our own account or for the accounts of our customers.

Finally, this opinion does not constitute a recommendation to any shareholder of your company as to how such shareholder should vote with respect to the Transaction. We have not been given the authority by the Board of Directors of Taiyo Life to solicit, and did not solicit, third parties to show an interest in investment in Taiyo Life or its subsidiaries or other affiliates or the purchase etc. of the whole or any part of Taiyo Life or its subsidiaries or other affiliates.

This opinion is provided solely for the benefit of the Board of Directors of Taiyo Life in connection with and for the purposes of its determination of the Exchange Ratios with respect to the Transaction. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval; provided, however, we acknowledge that you and Daido Life intend to refer to this opinion in the documents set forth in Article 366 of the Commercial Code, the documents set forth in Article 21-2 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of *Kabushiki-kaisha*, and the documents required by the rules of the Tokyo Stock Exchange on which Taiyo Life and Daido Life are listed and Osaka Securities Exchange on which Daido Life is listed, and to disclose this opinion pursuant to the above mentioned laws and rules.

On the basis of and subject to the foregoing, it is our opinion that the Exchange Ratios provided in the Agreement are fair to Taiyo Life, from a financial point of view, as of the date hereof.

Very truly yours,

J.P. MORGAN SECURITIES Asia Pte. Limited

[JPMSA Managing Director to manually sign:]

4. The balance sheet and income statements of the three companies in accordance with Items 3-6, Clause 1, Article 366 of the Commercial Code

The three companies' balance sheets and income statements appear below.

5. Effective date of shareholders' approval of the agenda

This proposal on joint stock transfers will go into effect on the condition of approval by the shareholders of the three companies at each extraordinary general meeting of shareholders and legal permission by the authorities, as stipulated in the Insurance Business Law.

ARTICLES OF INCORPORATION OF T&D HOLDINGS, INC.

SECTION 1 GENERAL PROVISIONS

Article 1: Firm Name

The Company shall be named T&D Holdings, Inc.

Article 2: Objectives of Establishment of the Company

The Company shall be a holding company under the provisions of the Insurance Business Law, and shall carry out the following business activities.

(1) Management of subsidiaries engaged in the life insurance business and business areas peripheral to life insurance as stipulated by the Insurance Business Law

(2) Other business operations ancillary to the activities described in (1) above

Article 3: Location of Head Office

The Company's registered head office shall be located in Chuo Ward, Tokyo.

Article 4: Method of Public Announcement

Public announcements (official notices) by the Company shall be published in the Nihon Keizai Shimbun.

SECTION 2 STOCKS

Article 5: Total Number of Shares to be Issued

The total number of shares to be issued by the Company shall be 966,000,000.

Article 6: Share Trading Unit and Minimum Share Issuance Unit

1. The minimum trading unit of the Company's shares shall be 50 shares.
2. The Company shall not issue share certificates in units of less than 50 shares.

Article 7: Share Transfer Agent

1. The Company shall designate a share transfer agent.
2. The share transfer agent and the office of the transfer agent where clerical operations relating to the Company's shares shall be performed shall be determined by resolution of the Board of Directors.
3. The registry of shareholders of the Company (including that for shares deposited at the Japan

Securities Depository Center, hereinafter the same) and the registry of lost or destroyed share certificates shall be kept in safekeeping at the designated office of the transfer agent. All clerical work relating to share certificates, including share transfers, registration of the destruction of share certificates, and the purchase of numbers of shares smaller than the minimum trading unit, shall be performed by the transfer agent.

Article 8: Date of Record

1. Shareholders entitled to exercise voting rights at the Company's Regular General Meeting of Shareholders shall be those shareholders registered as such (including those whose shares are deposited at the Japan Securities Depository Center, hereinafter the same) at the close of trading on the stock market on March 31 (the date for the closing of the Company's accounts) of the same year. (In the event that the stock market is closed for trading on March 31, the date shall be the last day of trading of that business term.)
2. In addition to the provisions of Clause 1 above, the Board of Directors of the Company may, when necessary, and in advance, designate as eligible shareholders or holders of the right of pledge to the Company's shares those registered as holding shares or rights of pledge at the close of trading on the stock market on another date.

Article 9: Regulations Regarding the Handling of Shares

All matters relating to the Company's shares, including the type of share certificates to be issued, procedures for the handling of shares such as the transfer of title, the physical transfer of share certificates, registration of the loss of share certificates through destruction, purchase of lots of shares falling short of a trading unit, fees for the handling of shares and share transactions, and so on shall be subject to regulations drawn up and issued by the Board of Directors of the Company.

SECTION 3 GENERAL MEETINGS OF SHAREHOLDERS

Article 10: Date of Meeting

The Company shall hold a regular general meeting of shareholders every year within three months of the closing of accounts for each business term. Additionally, extraordinary general meetings of shareholders may be held when deemed necessary.

Article 11: Venue of Meeting

The Company's general meeting of shareholders shall be held at a venue within the 23-ward central area of Tokyo.

Article 12: Chairmanship

1. The President of the Company shall preside as chairman over each general meeting of shareholders.
2. In the event that the President of the Company is unable to serve as chairman of the general meeting of shareholders, another member of the Board of Directors, selected according to a previously-agreed order of precedence, shall serve as chairman in his place.

Article 13: Resolutions

1. With the exception of cases where the stipulations of the Japanese Commercial Code or of other sections of these Articles of Incorporation take priority over this article, resolutions at general meetings of shareholders shall be passed by a majority vote of shareholders' voting rights exercised by shareholders themselves or their proxies present at the meeting.
2. Special resolutions, as specified in Article 343 of the Japanese Commercial Code, may be passed with the agreement of two-thirds of the voting rights held by shareholders or shareholders' proxies present at the meeting, assuming that said attendance of shareholders or their proxies amounts to at least one-third of all voting rights.

Article 14: Exercise of Voting Rights by Proxy

Shareholders of the Company who are entitled to exercise their voting rights at a general meeting of shareholders may designate other shareholders of the Company as their proxies for the exercise of the voting rights inherent in their own shares. In such a case, prior to the start of each general meeting of shareholders, the shareholder acting as proxy for another shareholder must present to the officers of the Company written proof of his or her designation as a proxy.

SECTION 4 DIRECTORS AND THE BOARD OF DIRECTORS

Article 15: Number of Directors

The Company shall appoint no more than ten (10) directors.

Article 16: Appointment of Directors

1. Directors of the Company shall be appointed at a general meeting of shareholders.
2. The resolutions of a general meeting of shareholders by which directors of the Company are appointed must be passed by majority vote of shareholders present who hold voting rights amounting to no less than one-third of the total number of voting rights.

3. The cumulative voting system may not be utilized for the selection of directors.

Article 17: Term of Office of Directors

The term of office of a director shall end simultaneously with the closing of the regular general meeting of shareholders for the settlement of accounts of the last business term within two years of the date of the said director assuming the post.

Article 18: Representative Director

Representative director(s), as stipulated in the Commercial Code, shall be appointed by resolution of the Board of Directors.

Article 19: Appointment of Directors as Top Management Officers

1. The members of the Board of Directors of the Company are authorized to appoint, from among their number, one director to serve as Chairman and one director to serve as President of the Company. These posts shall be held concurrently with the post of director.
2. The members of the Board of Directors are authorized to appoint, from among their number, an unspecified number of deputy presidents, senior managing directors, and managing directors. These posts shall be held concurrently with the post of director.

Article 20: Board of Directors

1. Meetings of the Board of Directors shall conform to the stipulations in the two subsequent clauses.
2. The Company's corporate auditors must attend all meetings of the Board of Directors, and may be called upon to give their opinions when it is deemed necessary by the Board.
3. In principle, all directors and corporate auditors must be notified of the convening of a meeting of the Board, in writing, at least three days prior to the date of the meeting. In case of an emergency, however, this period of prior notification may be curtailed as deemed necessary.
4. Matters relating to the Board of Directors other than those governed by stipulations in these Articles of Incorporation shall be governed by separate regulations drawn up by the Board of Directors.

Article 21: Directors' Compensation

The compensation for directors of the Company shall be decided by resolution of the general meeting of shareholders.

Article 22: Limitation of Liability of Directors

1. In accordance with Article 266, Clause 12 of the Commercial Code, the Company may, after appropriate resolution by the Board of Directors, set upper limits on compensation from current or former directors for actions for which they may be held responsible under the provisions of Clause 1, Item 5 of the same Article 266, up to the limits set by the Code.
2. In accordance with Article 266, Clause 19 of the Commercial Code, the Company may conclude with an outside director a contract that limits responsibility for compensation for damages incurred as a result of actions that fall into the categories stipulated in Clause 1, Item 5 of the said Article 266. In such a case, however, the maximum for such compensation under the terms of the contract shall not be set at less than 10 million yen, and this figure shall be treated as the upper limit unless the maximum under the Code is larger, in which case this higher figure shall prevail.

SECTION 5 CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

Article 23: Number of Corporate Auditors

A maximum of six corporate auditors shall be appointed.

Article 24: Appointment of Corporate Auditors

1. Corporate auditors shall be appointed at the general meeting of shareholders.
2. The resolutions of a general meeting of shareholders by which corporate auditors of the Company are appointed must be passed by majority vote of shareholders present who hold voting rights amounting to no less than one-third of the total number of voting rights.

Article 25: Term of Office of Corporate Auditors

The term of office of a corporate auditor shall end simultaneously with the closing of the regular general meeting of shareholders for the settlement of accounts for the last business term within four years of the date of appointment of the said corporate auditor.

Article 26: Appointment of Standby Corporate Auditor(s)

1. To prepare the Company for a sudden and unexpected shortfall in number of corporate auditors as required by the Code, the Company may arrange for the appointment, with the approval of the general meeting of shareholders, of a standby auditor or auditors.
2. The person or persons appointed as standby corporate auditors, as specified in the above clause, shall be immediately appointed as a corporate auditor in the event that the number of corporate auditors falls short of that required by the Code. In such an event, the term of

office of the newly appointed corporate auditor shall be the remainder of the term of office of the previous corporate auditor whose position he or she has filled.

3. The term of office of a standby corporate auditor, referred to in Clause 1 above, if such a standby auditor is appointed, shall be terminated immediately before the start of the next regular general meeting of shareholders.
4. The provisions of Article 24, Clause 2 above shall apply equally to the standby corporate auditor referred to in Clause 1 of this article.

Article 27: Standing Corporate Auditor

The corporate auditors shall elect (a) standing auditor(s) from amongst their own number.

Article 28: Board of Corporate Auditors

1. Meetings of the Board of Corporate Auditors shall conform to the stipulations in the two subsequent clauses.
2. In principle, all corporate auditors must be notified of the convening of a meeting of the Board of Corporate Auditors, in writing, at least three days prior to the date of the meeting. In case of an emergency, however, this period of prior notification may be curtailed as deemed necessary.
3. Matters relating to the Board of Corporate Auditors other than those governed by stipulations in these Articles of Incorporation shall be governed by separate regulations drawn up by the Board of Corporate Auditors.

Article 29: Corporate Auditors' Compensation

The compensation for corporate auditors of the Company shall be decided by resolution of the general meeting of shareholders.

Article 30: Limitation of Liability of Corporate Auditors

In accordance with Article 280, Clause 1 of the Commercial Code, the Company may, after appropriate resolution by the Board of Directors, set upper limits on compensation from current or former corporate auditors for actions for which they are responsible under the provisions of the Commercial Code.

The amounts of forgiveness shall not exceed the limits set by the Code.

SECTION 6 METHODS OF CALCULATION

Article 31: Business Term and Date of Accounts Settlement

The business term of the Company shall commence on April 1 of each year and end on

March 31 of the following year, and the Company's accounts for each term shall be closed at the end of the final day of the term in question.

Article 32: Eligibility for Receipt of Dividend Payments

Shareholders eligible for the receipt of dividend payments, when such dividends are paid, shall be those shareholders or holders of rights of pledge registered as of the final shareholder registry for the accounts settlement term in question.

Article 33: Interim Dividend

Upon the resolution of the Board of Directors, the Company may make a payment of monies (hereinafter, "interim dividend"), as stipulated in Article 293, Clause 5 of the Commercial Code, to shareholders and registered holders of the right of pledge to Company shares listed in the last shareholder registry as of September 30 of each year.

Article 34: Time Limitation on Obligation to Make Dividend Payment

1. In the event that a shareholder cannot be located and does not appear to demand payment of a term-end or interim dividend for a period of five years from the initial date on which he or she became eligible for receipt of such dividend, the Company shall be freed from the obligation to make the said payment.
2. No interest shall be accrued on either term-end dividends or interim dividends.

SUPPLEMENTARY ARTICLES

Article 1: Issuance of Shares upon Establishment of Company

1. The establishment of the Company shall be carried out using the method of stock transfer stipulated in Article 364 of the Commercial Code.
2. The total number of shares to be issued upon the establishment of the Company shall be 241,500,000 (two-hundred and forty-one million, five-hundred thousand).

Article 2: Initial Term of Office of Directors and Corporate Auditors Following Establishment of Company

The term of office of the directors and corporate auditors who will assume their positions upon the establishment of the Company, regardless of the stipulations of Articles 17 and 25 of these Articles of Incorporation, shall come to an end at the conclusion of the Regular General Meeting of Shareholders for the settlement of accounts for the last accounting period that ends within one year of the date on which the said directors and corporate auditors assumed their posts.

Article 3: Initial Business Term

Irrespective of the stipulations in Article 31 of these Articles of Incorporation, the initial business term of the Company shall commence on the official date of establishment of the Company and conclude on March 31, 2005.

Article 4: Compensation for Directors and Corporate Auditors for Initial Business Term

1. Irrespective of the stipulations in Article 21 of these Articles of Incorporation, the compensation for the Company's directors for the first accounting period shall be limited to a maximum total figure for all directors of twenty-five million yen per month.
2. Irrespective of the stipulations in Article 29 of these Articles of Incorporation, the compensation for the Company's corporate auditors for the first accounting period shall be limited to a maximum total figure for all corporate auditors of ten million yen per month.

Taiyo Life Insurance Company

Non-Consolidated Interim Balance Sheet

As of September 30, 2003

	(Millions of Yen)
ASSETS	
Cash and deposits	55,825
Cash	2,150
Deposits	53,675
Call loans	147,478
Monetary claims purchased	45,666
Monetary trusts	33,748
Securities	3,825,591
Government bonds	819,594
Municipal bonds	413,038
Corporate bonds	1,031,884
Domestic stocks	481,426
Foreign securities	965,051
Other securities	114,596
Loans	2,119,267
Policy loans	122,534
Commercial loans	1,996,732
Property and equipment	190,169
Land	106,402
Buildings	82,219
Equipment	418
Construction in progress	1,128
Due from agency	9
Due from reinsurers	49
Other assets	165,893
Accounts receivable	80,203
Prepaid expenses	1,201

Accrued income	33,166
Deposit for rent	326
Derivatives	32,566
Deferred hedge losses	566
Suspense payments	3,647
Other assets	14,214
Deferred tax assets	30,536
Deferred tax assets on land revaluation	1,220
Reserve for possible loan losses	(2,207)
Total assets	6,613,248

	(Millions of Yen)
LIABILITIES	
Policy reserves	6,176,728
Reserve for outstanding claims	17,982
Policy reserve	6,081,842
Reserve for policyholder dividends	76,903
Due to reinsurers	35
Other liabilities	218,538
Subordinated borrowings	85,000
Accounts payable	99,464
Accrued expenses	8,747
Unearned income	449
Deposits received	499
Guarantee deposits	6,698
Derivatives	6,448
Deferred valuation gains on hedge	4,861
Suspense receipt	6,367
Other liabilities	3
Reserve for employees' retirement benefits	29,145
Reserve for directors' and corporate auditors' retirement benefits	367
Reserve for price fluctuations	3,275
Total liabilities	6,428,091
SHAREHOLDERS' EQUITY	
Common stock	37,500
Capital surplus	37,500
Portion appropriated as statutory reserve	37,500

Retained earnings	70,162
Voluntary reserve	35,668
Reserve for accelerated depreciation of real estate	668
General reserve	35,000
Unappropriated retained earnings at previous term-end	34,494
[of which, net income	7,203]
Land revaluation	(35,039)
Net unrealized gains on securities	75,034
Total shareholders' equity	185,157
Total liabilities and shareholders' equity	6,613,248

(Notes)

1. Valuation of securities (including "Cash and deposits" and "Monetary claims purchased" equivalent to securities, and securities managed as money held in trust) is as follows: Trading securities are marked to market (cost of sales is calculated by the moving average method), and held-to-maturity notes/bonds are amortized in equal installments determined by the moving average method. Notes/bonds to offset underwriting reserves are also amortized in equal installments determined by the moving average method in accordance with the "Provisional recommendations on accounting and auditing procedures for 'Notes/bonds to offset underwriting reserves" of the Insurance Business' (JICPA Industry Audit Committee Report No. 21). Stock of subsidiaries and affiliates (shares issued by 1) subsidiaries as defined in Clause 12 of Article 2 in the Insurance Business Law, 2) affiliates other than subsidiaries as defined in Clause 2 of Article 2-3 in the Ordinance to enforce the Insurance Business Law, and 3) related corporations) are carried at cost. Stocks included in marketable other securities and foreign stocks included in foreign securities are marked to the average market price during the month of September with the cost determined by the moving average method, otherwise – mark to market at the end of September (cost of sales is calculated by the moving average method). Included in the category of "Other securities" corporate/government bonds (including foreign-issued bonds) with no market value and premium difference treated as interest adjustment are amortized in equal installments determined by the moving average method. All securities other than the above are carried at cost as determined by the moving average method.
   In addition, all unrealized valuation gains and losses on other securities are accounted for in the Shareholders' Equity section of Balance Sheet.
2. Derivative transactions are marked to market.
3. Land for operating purposes is revalued pursuant to the Law on Land Revaluation (Law No.34, promulgated on March 31, 1998), with the respective amount calculated on the basis of the estimated sales prices of the land of tax increase/decrease accounted for as "Deferred tax assets on land revaluation" in the Assets section, and the remaining balance of revaluation amount being accounted for as "Land revaluation" in the Shareholders' Equity section of the Balance Sheet.
   - Revaluation date: March 31, 2002
   - Revaluation method as specified in Clause 3, Article 3 of the above Law:
     The revaluation was conducted upon reasonable consideration of the public announcement price of a standardized land lot as defined in Item 1, Article 2 of the "Ordinance to enforce the Law on Land Revaluation" (Government Ordinance No. 119, promulgated on March 31, 1998), the standard price for a basic land lot as defined in Clause 2 of the same Article, as well as real estate assessor's valuation as defined in Clause 5 of the same Article.
     For the revalued land as defined in Article 10 of the same Law, difference between the total market value and the adjusted book value at the end of the reporting period was ¥6,255 million.

4. Depreciation of buildings (excluding those acquired on and after April 1, 1998) and equipment is accounted for by the declining-balance method. Depreciation of buildings acquired on and after April 1, 1998 is calculated by the straight-line method.
5. Foreign currency-denominated assets and liabilities (excluding "Stock of subsidiaries and affiliates" and "Other securities") are translated into Japanese yen at the spot foreign exchange rate prevailing at the end of September. In addition, "Stock of subsidiaries and affiliates" is translated into Japanese yen at the foreign exchange rate prevailing at the respective dates of stock acquisition; "Other securities" is translated into Japanese yen at the average foreign exchange rate in September.
6. Share issuance expenses are charged to income in lump sum, when incurred.
7. To provide for possible bad debts, a reserve for possible loan losses is established in accordance with the Company's own assessment guidelines and the write-off allowance standards.

   With respect to obligations of borrowers formally considered to be insolvent, subject to bankruptcy, corporate rehabilitation, or other similar proceedings (hereinafter referred to as "obligations by bankrupt companies"), and to obligations of borrowers who are essentially insolvent (hereinafter referred to as "past due loans"), the Company provides a specific reserve for the loan balance less collectable amount (from collateral, guarantees or by other means). For borrowers that are not yet bankrupt, but are highly likely to fall into bankruptcy (hereinafter: "overdue for three months or more"), the Company determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after deducting the amount which can be recovered (from collateral, guarantees or by other means).

   With respect to loans other than the above, the Company provides a general reserve by applying the historical loan loss ratio determined over a fixed period.

   Each loan is subject to assessment by the relevant department in accordance with the Company's assessment criteria and the results of such assessment are further reviewed by the independent Business Auditing Department prior to a reserve's amount being finally set.

   In addition, with respect to obligations by bankrupt companies and past due loans secured by collateral or guarantees, the Company writes off the portion of such loans which collateral or guarantees cannot cover, and charges such amounts to the reserve for loan losses. Such write-offs amounted to ¥1,088 million for the reporting 6-month period.
8. In order to provide for the future payment of retirement benefits to employees, the Company provides a reserve for employees' retirement benefits in an amount deemed necessary as of the end of the reporting 6-month period based on projected benefit obligations and plan assets at the balance sheet date in accordance with the Accounting Standards for Retirement Benefits (Financial Accounting Standards Board: "Recommendations on establishing an accounting standard for retirement benefits", June 16, 1998). The actuarial differences are fully charged to income when recognized.

9. Pursuant to the requirements of enforcement regulations for the Commercial Code, the Company provides a reserve for directors' and corporate auditors' retirement benefits in an amount deemed necessary based on the Company's internal rules as of the end of the reporting 6-month period.

10. Pursuant to the requirements under Article 115 of the Insurance Business Law, the Company provides a reserve for price fluctuations. For the reporting 6-month period, provision is made in an amount equivalent to half of the amount deemed necessary for the current term.

11. Pursuant to the requirements of the "Recommendations on establishing the accounting standard for financial instruments" (Business Accounting Council, January 22, 1999), the Company applies special accounting treatment to deferred hedges and interest rate swaps in order to protect against cash flow fluctuations on loans, and uses market-value hedging to protect against risk of losses from exchange rate fluctuations for foreign currency-denominated bonds.
In addition, the effectiveness of a hedge is primarily evaluated by ratio analyses based on comparisons of cash flow changes for the hedged instruments and measures.

12. All items in the statements are net of national and local consumption taxes. Under the tax law, asset-related non-deductible consumption taxes (tax assets) are recorded as prepaid expenses and amortized over a five-year period by the straight-line accounting method. Consumption taxes other than deferred consumption taxes are charged as an expense in the period in which they are paid.

13. Policy reserve is a reserve in accordance with Article 116 of the Insurance Business Law, and premium reserve is calculated using the following methods.
(1) A method set by the Ministry of the Financial Services Agency (Notice No. 48, Ministry of Finance, 1996) for policies to which standard policy reserve is applicable
(2) The net level premium method for policies to which standard policy reserve is not applicable

14. Depreciation of the Company's internal use software, which is included in other assets, is calculated by the straight-line method based on its estimated useful life.

15. "Obligations by bankrupt companies," "Past due loans," "Loans overdue for three months or more," and "Restructured loans" amount to ¥10,881 million in total, and are detailed as follows.
Obligations by bankrupt companies and past due loans are ¥330 million and ¥1,516 million, respectively.
Amounts of ¥896 million and ¥57 million were directly deducted from "Obligations by bankrupt companies" and "Past due loans," respectively, as being deemed uncollectible.
In addition, "Obligations by bankrupt companies" represent loans for which interest receivable is not recorded because principal or interest are not collectible or repaid (excluding the loans written off; hereinafter referred to as "loans for which interest receivable is not recorded") due to prolonged non-payment of principal or interest, or for some other reason, and which are subject to (i) to (v), Item 3, Clause 1 of Article 96 of the Corporate Tax Law Enforcement Order (1965 Government Order No. 97) or Item 4 of the same Clause.
In addition, "Past due loans" are loans for which interest receivable is not recorded, and other than

loans for which interest payment is suspended for purposes of restructuring or supporting the borrowers.

"Loans overdue for three months or more" amount to ¥5,999 million.

In addition, loans overdue for three months or more are loans other than those categorized as "Obligations by bankrupt companies" and "Past due loans" for which principal and/or interest has been in arrears for three months or more from the contractual date of repayment.

"Restructured loans" amount to ¥3,034 million.

In addition, "Restructured loans" are loans other than those categorized as "Obligations by bankrupt companies," "Past due loans" or "Loans overdue for three months or more" for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting of the borrower.

16. Accumulated depreciation of property and equipment is ¥92,147 million.
17. Assets in the separate accounts amount to ¥40,885 million. In addition, the respective amount of liabilities is also ¥40,885 million.
18. Earnings per share amounts to ¥4,802.16 for the reporting 6-month period.
19. The Company's net assets pursuant to Item 3 of Article 124 of the Enforcement Regulations to the Commercial Code amount to ¥89,556 million.
20. Receivables from and payables to subsidiaries are ¥292 million and ¥217 million, respectively.
21. In addition to equipment recorded on the balance sheets, the Company has leased computers as essential equipment.
22. Changes in reserves for policyholder dividends are as follows.

    Balance of reserves for employee dividends at end of previous year: ¥67,293 million

    Transfer from allowance for policyholder dividends in previous year: ¥11,267 million

    Payment of policyholder dividends: ¥8,409 million

    Interest received: ¥130 million

    Provision for policyholder dividends: ¥6,621 million

    Balance at end of reporting 6-month period: ¥76,903 million
23. Surplus money generated by company reorganization as a corporation, as stipulated in Article 62 of the Insurance Business Law, amounts to ¥63,158 million.
24. Assets pledged as collateral amount to ¥123,487 million.
25. The total loan commitments and the unexecuted loan balance amount to ¥1,620 million and ¥1,260 million, respectively.
26. Subordinated borrowings are borrowings with conditions that specify subordinated obligations.
27. The amount of foreign currency-denominated assets is ¥955, 626 million (for major foreign currencies: US$3,682 million, Euro2,734 million, and UKP170 million).

    The amount of foreign currency-denominated liabilities is ¥605 million (the principal amount consists of US$5 million).

28. The amount of the Company's future contributions to the Policyholder Protection Fund, which has been superseded by the Policyholder Protection Corporation of Japan under Clause 5, Article 140 of the Supplementary Provisions in the Measures to Adjust Relevant Legislation for Financial System Reform, are estimated at ¥2,574 million as of September 30, 2003.

In addition, the contributions in question are charged to income as an operating expense for the reporting period.

29. The amount of future contributions to the Policyholders Protection Corporation of Japan, which is estimated in accordance with Article 259 of the Insurance Business Law, is ¥12,026 million. The contributions in question are charged to income as an operating expense for the reporting period.

30. Stocks of subsidiaries amount to ¥3,211 million

31. The total amounts of deferred tax assets and deferred tax liabilities are ¥73,854 million and ¥43,318 million, respectively.

The major components of deferred tax assets are "Policy Reserves" of ¥44,778 million, "Reserve for Employees' Retirement Benefits" of ¥9,864 million and "Carryforward of taxable losses" of ¥15,325 million. In addition, the major component of deferred tax liabilities is "Net unrealized gains on securities" of ¥42,390 million.

The statutory tax rate for the reporting period ended September 30, 2003 is 36.1%, and the difference between the statutory tax rate and the effective tax rate of 43.9% is predominantly due to tax credits at the rate of 3.6%.

Taiyo Life Insurance Company

Non-Consolidated Interim Statement of Income

6-month period ended September 30, 2003

	(Millions of Yen)
Ordinary revenues	623,690
Income from insurance premiums	413,674
Insurance premiums	413,614
Ceded reinsurance commissions	59
Investment income	142,394
Interest, dividends and income from real estate for rent	74,450
Interest income from deposits	0
Interest income and dividends from securities	41,866
Interest income from loans	28,722
Interest from real estate for rent	3,662
Other income from interest and dividends	198
Gains from monetary trusts, net	776
Gains on sale of securities	46,238
Gains on derivatives, net	11,226
Other investment income	6,293
Gains on separate accounts, net	3,409
Other ordinary income	67,622
Income related to withheld insurance claims and other payments for future annuity payments	200
Income due to withheld insurance payments	13,247
Reversal of reserve for outstanding claims	417
Reversal of policy reserve	52,404
Other ordinary income	1,351
Ordinary expenses	603,791
Insurance claims and other payments	473,530
Insurance claims	256,156
Annuity payments	48,863
Insurance benefits	57,395
Surrender payments	79,876
Other payments	31,152
Reinsurance premiums	85
Provision for policy and other reserves	130
Interest on dividend reserves for policyholders	130
Investment expenses	66,559
Interest expense	1,089
Losses on sale of securities	37,142
Devaluation losses on securities	44
Foreign exchange losses, net	24,385
Write-off of loans	4
Depreciation of real estate for rent	1,754
Other investment expenses	2,137
Operating expenses	43,403
Other ordinary expenses	20,167
Payments related to withheld insurance claims	14,267
Taxes	2,848
Depreciation	2,409
Provision for reserve for employees' retirement benefits	45
Other ordinary expenses	596

Ordinary profit	19,898

	(Millions of Yen)
Extraordinary gains	1,118
Reversal of reserve for possible loan losses	1,056
Other	62
Extraordinary losses	1,549
Losses on sale, disposal and devaluation of property and equipment	405
Provision for reserve for price fluctuations	1,143
Provision for reserve for policyholder dividends	6,621
Income before income taxes	12,847
Income taxes - current	56
- deferred	5,588
Net income	7,203
Unappropriated surplus at beginning of period	25,591
Transfer from land revaluation	1,699
Unappropriated surplus at end of period	34,494

(Notes)

1. Total income and expenses resulting from transactions with subsidiaries are ¥67 million and ¥2,637 million, respectively.
2. Gains on sale of securities consist of ¥18,473 million on government bonds, ¥11,973 million on stocks, and ¥15,789 million on foreign securities.
3. Losses on sale of securities consist of ¥13,273 on government bonds, ¥21,771 million on stocks, etc. and ¥2,098 million on foreign securities.
4. Devaluation losses on securities mainly consist of ¥44 million on stocks.
5. Gains from monetary trusts, net includes valuation gains of ¥196 million.
6. Gains on derivatives, net includes valuation gain of ¥22,530 million.

Taiyo Life Insurance Company

Non-Consolidated Balance Sheet

As of March 31, 2003

	(Millions of Yen)
ASSETS	
Cash and deposits	40,633
Cash	2,277
Deposits	38,355
Call loans	127,580
Monetary claims purchased	41,966
Monetary trusts	55,619
Securities	3,664,128
Government bonds	1,181,155
Municipal bonds	402,362
Corporate bonds	853,978
Domestic stocks	400,908
Foreign securities	784,098
Other securities	41,624
Loans	2,229,144
Policy loans	125,561
Commercial loans	2,103,582
Property and equipment	194,058
Land	109,360
Buildings	66,222
Equipment	370
Construction in progress	18,105
Due from reinsurers	24
Other assets	87,449
Accounts receivable	22,816
Prepaid expenses	708
Accrued income	34,538
Deposit for rent	340
Derivatives	9,849
Suspense payments	4,995
Other assets	14,200
Deferred tax assets	78,600
Deferred tax assets on land revaluation	12,129
Reserve for possible loan losses	(3,266)
Total assets	6,528,068

	(Millions of Yen)
LIABILITIES	
Policy reserves	6,219,940
Reserve for outstanding claims	18,399
Policy reserve	6,134,247
Reserve for employee dividends	67,293
Due to reinsurers	25
Other liabilities	147,909
Subordinated borrowings	85,000
Accounts payable	28,348
Accrued expenses	8,661
Unearned income	558
Deposits received	550
Guarantee deposits	6,757
Derivatives	8,378
Deferred valuation gains on hedge	7,984
Suspense receipt	1,668
Other liabilities	3
Reserve for employees' retirement benefits	29,099
Reserve for directors' and corporate auditors' retirement benefits	443
Allowance for policyholder dividends	11,267
Reserve for price fluctuations	2,132
Total liabilities	6,410,819
EQUITY	
Fund	-
Reserve for redemption of fund	10,000
Reserve for revaluation	13
Surplus	127,159
Legal reserve for future losses	311
Appropriated retained earnings	96,335
Capital amortization reserve	21,000
Reserve for even dividend distribution	74,514
Real estate devaluation reserve	683
General reserve	137
Unappropriated retained earnings	30,512
[of which, net income	4,825]
Land revaluation	(21,470)
Net unrealized gains on securities	1,547
Total equity	117,249
Total liabilities and equity	6,528,068

(Notes)

1. Valuation of securities (including "Cash and deposits" and "Monetary claims purchased" equivalent to securities, and securities managed as money held in trust) is as follows: Trading securities are marked to market (cost of sales is calculated by the moving average method), and held-to-maturity notes/bonds are amortized in equal installments determined by the moving average method. Notes/bonds to offset underwriting reserves are also amortized in equal installments determined by the moving average method in accordance with the "Provisional recommendations on accounting and auditing procedures for 'Notes/bonds to offset underwriting reserves" of the Insurance Business' (JICPA Industry Audit Committee Report No. 21). Stock of subsidiaries and affiliates (shares issued by 1) subsidiaries as defined in Clause 12 of Article 2 in the Insurance Business Law, 2) affiliates other than subsidiaries as defined in Clause 2 of Article 2-3 in the Ordinance to enforce the Insurance Business Law, and 3) related corporations) are carried at cost. Stocks included in marketable other securities and foreign stocks included in foreign securities are marked to the average market price during the month of March with the cost determined by the moving average method, otherwise – mark to market at the end of March (cost of sales is calculated by the moving average method). Included in the category of "Other securities" corporate/ government bonds (including foreign-issued bonds) with no market value and premium difference treated as interest adjustment are amortized in equal installments determined by the moving average method. All securities other than the above are carried at cost as determined by the moving average method.
   In addition, all unrealized valuation gains and losses on other securities are accounted for in the Shareholders' Equity section of Balance Sheet.
2. Derivative transactions are marked to market.
3. The land for operating purposes is revalued pursuant to Law on Land Revaluation (Law No. 34, promulgated on March 31, 1998), with the respective amount of tax increase/decrease accounted for as "Deferred tax assets on land revaluation" in the Assets section, and the remaining balance of revaluation amount being accounted for as "Land revaluation" in the Shareholders' Equity section of the Balance Sheet.
   - Revaluation date: March 31, 2002
   - Revaluation method as specified in Clause 3, Article 3 of the above Law:
     The revaluation was conducted upon reasonable consideration of the public announcement price of a standardized land lot as defined in Item 1, Article 2 of the "Ordinance to enforce the Law on Land Revaluation" (Government Ordinance No. 119, promulgated on March 31, 1998), the standard price for a basic land lot as defined in Clause 2 of the same Article, as well as real estate assessor's valuation as defined in Clause 5 of the same Article.
   - For the revalued land as defined in Article 10 of the same Law, difference between the total market value and the adjusted book value at the end of the period was ¥5,850 million.
4. Depreciation of buildings (excluding those acquired on and after April 1, 1998) and equipment is

accounted for by the declining-balance method. Depreciation of buildings acquired on and after April 1, 1998 is calculated by the straight-line method.

5. Foreign currency-denominated assets and liabilities (excluding "Stock of subsidiaries and affiliates" and "Other securities") are translated into Japanese yen at the spot foreign exchange rate prevailing at the date of closing. In addition, "Stock of subsidiaries and affiliates" is translated into Japanese yen at the foreign exchange rate prevailing at the respective dates of stock acquisition; "Other securities" is translated into Japanese yen at the average foreign exchange rate in March.

6. To provide for possible bad debts, a reserve for possible loan losses is established in accordance with the Company's own assessment guidelines and the write-off allowance standards.
   With respect to obligations of borrowers formally considered to be insolvent, subject to bankruptcy, corporate rehabilitation, or other similar proceedings (hereinafter referred to as "obligations by bankrupt companies"), and to obligations of borrowers who are essentially insolvent (hereinafter referred to as "past due loans"), the Company provides a specific reserve for the loan balance less collectable amount (from collateral, guarantees or by other means). For borrowers that are not yet bankrupt, but are highly likely to fall into bankruptcy (hereinafter: "overdue for three months or more"), the Company determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after deducting the amount which can be recovered (from collateral, guarantees or by other means).
   With respect to loans other than the above, the Company provides a general reserve by applying the historical loan loss ratio determined over a fixed period.
   Each loan is subject to assessment by the relevant department in accordance with the Company's assessment criteria and the results of such assessment are further reviewed by the independent Business Auditing Department prior to a reserve's amount being finally set.
   In addition, with respect to obligations by bankrupt companies and past due loans secured by collateral or guarantees, the Company writes off the portion of such loans which collateral or guarantees cannot cover, and charges such amounts to the reserve for loan losses. Such write-offs amounted to ¥1,122 million in the current period.

7. In order to provide for the future payment of retirement benefits to employees, the Company records estimated retirement benefits accrued at year-end in accordance with the Accounting Standards for Retirement Benefits (Financial Accounting Standards Board: "Recommendations on establishing an accounting standard for retirement benefits", June 16, 1998).
   The Company changed its method of accounting for actuarial differences – instead of booking the full amount of difference in the next period, it is now accounted for in the current period. As a result of this accounting change, the actuarial differences and the retirement benefit costs both increased by ¥3,700 million in the current year. And the provision for reserve for employees' retirement benefits increased by ¥3,700 million, and ordinary income, as well as income before income taxes, each decreased by ¥3,700 million, in comparison to the average year's change.

8. The reserve for directors' and corporate auditors' retirement benefits is established pursuant to Article 287-2 of the Japanese Commercial Code (prior to its revision in 2002)/ Article 59-1 of the Insurance Business Law. In order to provide for the payment of retirement benefits to directors and corporate auditors, the Company books the necessary amount at the year-end in accordance with the relevant by-laws.
9. The allowance for policyholder dividends is established pursuant to Article 287-2 of the Japanese Commercial Code (prior to its revision in 2002)/ Article 59-1 of the Insurance Business Law. After the Company's becoming a joint stock corporation, the necessary amount was recorded to provide for dividends to policyholders.
Policyholder dividends are treated as an appropriation of surplus for a mutual company, but are recorded as an expense for a joint stock corporation.
Since the Company changed its organizational form from a mutual company to a joint stock corporation on April 1, 2003, the Company has accrued policyholder dividends as the allowance for policyholder dividends payable after its conversion to a joint stock corporation. Such allowance for policyholder dividends will be absorbed (together with the reserve for employee dividends) into the reserve for policyholder dividends from April 1, 2003.
10. Pursuant to the requirements under Article 115 of the Insurance Business Law, the Company recorded the reserve for price fluctuations.
11. Pursuant to the requirements of the "Recommendations on establishing the accounting standard for financial instruments" (Business Accounting Council, January 22, 1999), the Company applies special accounting treatment to deferred hedges and interest rate swaps in order to protect against cash flow fluctuations on loans, and uses market-value hedging to protect against risk of exchange rate fluctuations for foreign currency-denominated bonds.
In addition, the effectiveness of a hedge is primarily evaluated by ratio analyses based on comparisons of cash flow changes for the hedged instruments and measures.
12. All items in the statements are net of national and local consumption taxes. Under the tax law, asset-related non-deductible consumption taxes (tax assets) are recorded as prepaid expenses and amortized over a five-year period by the straight-line accounting method. Consumption taxes other than deferred consumption taxes are charged as an expense in the period in which they are paid.
13. Policy reserve is a reserve in accordance with Article 116 of the Insurance Business Law, and premium reserve is calculated using the following methods.
(1) A method set by the Ministry of the Financial Services Agency (Notice No. 48, Ministry of Finance,1996) for policies to which standard policy reserve is applicable
(2) The net level premium method for policies to which standard policy reserve is not applicable
14. Depreciation of the Company's internal use software, which is included in other assets, is calculated by the straight-line method based on an estimated useful life.
15. As a result of the revision of attachment forms of the Insurance Business Law Enforcement

Regulation in accordance with the "Cabinet Order for the Partial Revision of the Insurance Business Law Enforcement Regulation" (Cabinet Order No. 53, April 24, 2003), the related presentation method was changed as follows.

(1) The "Equity" section was classified into "Subscribed Capital," "Capital Reserve" and "Surplus" in the previous year, but are presented as "Fund," "Reserve for Redemption of Fund," "Reserve for Revaluation" and "Surplus" in the current year.

(2) "Land Revaluation," which was classified as "Revaluation Difference" in the previous year, is presented as such in the current year.

(3) "Net Unrealized Gains on Securities," which was classified as "Valuation Difference" in the previous year, is presented as such in the current year.

16. "Obligations by bankrupt companies," "Past due loans," "Loans overdue for three months or more," and "Restructured loans" amount to ¥11,157 million in total, and are detailed as follows.

Obligations by bankrupt companies and past due loans are ¥313 million and ¥1,423 million, respectively.

¥944 million and ¥110 million were directly deducted from "Obligations by bankrupt companies" and "Past due loans," respectively, as uncollectible amounts.

In addition, "Obligations by bankrupt companies" represent loans for which interest receivable is not recorded because principal or interest are not collectible or repaid (excluding the loans written off; hereinafter referred to as "loans for which interest receivable is not recorded") due to prolonged non-payment of principal or interest, or for some other reasons, and which are subject to (i) to (v), Item 3, Clause 1 of Article 96 of the Corporate Tax Law Enforcement Order (1965 Government Order No. 97) or Item 4 of the same Clause.

In addition, "Past due loans" are loans for which interest receivable is not recorded, and those other than loans for which interest payment is suspended for purposes of restructuring or supporting the borrowers.

"Loans overdue for three months or more" amount to ¥5,709 million.

In addition, loans overdue for three months or more are loans other than those categorized as "Obligations by bankrupt companies" and "Past due loans" for which principal and/or interest has been in arrears for three months or more from the contractual date of repayment.

"Restructured loans" amount to ¥3,710 million.

In addition, "Restructured loans" are loans other than those categorized as "Obligations by bankrupt companies," "Past due loans" or "Loans overdue for three months or more" for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting of the borrower.

17. Accumulated depreciation of property and equipment is ¥92,110 million.

18. Assets in the separate accounts amount to ¥53,100 million. In addition, the respective amount of

liabilities is also ¥53,100 million.

19. Net assets pursuant to Item 6, Clause 2 of Article 55 of the Insurance Business Law amount to ¥415 million.
20. Receivables from and payables to subsidiaries are ¥689 million and ¥173 million, respectively.
21. In addition to equipment recorded on the balance sheets, the Company has leased computers as essential equipment.
22. Changes in reserves for employee dividends are as follows.

    Balance at beginning of year: ¥74,036 million

    Transfer to reserves from surplus in previous year: ¥10,855 million

    Payment of employee dividends: ¥18,162 million

    Interest received: ¥564 million

    Balance at end of year: ¥67,293 million
23. Collateralized assets amount to ¥126,143 million.
24. Amortization of paid-in capital amounts to ¥24,000 million, of which ¥3,000 million is transferred to capital amortization reserve in accordance with Article 56 of the Insurance Business Law. The balance of ¥21,000 million is entirely written off in accordance with Article 88 of the Insurance Business Law as a result of the organizational change from a mutual company to a joint stock corporation.
25. The total loan commitments and the unexecuted loan balance each amount to ¥11,862 million.
26. Subordinated borrowings are borrowings with conditions that specify subordinated obligations.
27. The amount of foreign currency-denominated assets is ¥783,562 million (for major foreign currencies: US$3,536 million, Euro2,526 million, and UKP206 million).

    The amount of foreign currency-denominated liabilities is ¥27,276 million (the principal amount consists of US$226 million).
28. The amount of the Company's future contributions to the Policyholder Protection Fund, which has been superseded by the Policyholder Protection Corporation of Japan under Clause 5, Article 140 of the Supplementary Provisions in the Measures to Adjust Relevant Legislation for Financial System Reform, are estimated at ¥2,908 million as of March 31, 2003.

    In addition, the contributions are charged to income as an operating expense when paid.
29. The amount of future contributions to the Policyholders Protection Corporation of Japan, which is estimated in accordance with Article 259 of the Insurance Business Law, is ¥12,440 million (inclusive of the amount applicable to the life insurance industry under the fund support program for the protection of life insurance policyholders in accordance with the "Revised Insurance Business Law" [2003 Law No. 39]).

    In addition, the contributions are also charged to income as an operating expense when paid.
30. Matters concerning retirement benefit obligation are as follows.

    (1) Retirement benefit obligation and its components

    1) Retirement benefit obligation: ¥(37,510) million

2) Pension assets: ¥8,410 million

3) Reserve for employees' retirement benefits: ¥29,099 million

4) Unfunded retirement benefit obligations (1)+(2)+(3) : –

(2) Calculation basis for retirement benefit obligations, etc.

1) Periodic allocation method for estimated retirement benefits: Fixed periodic amount

2) Discount rate: 2.5%

3) Expected return on pension assets: 3.5%

4) Accounting for actuarial computation differences: Expensed in full

5) Amortizable years for past service costs: –

31. Stocks of subsidiaries amount to ¥1,820 million

32. The total amounts of deferred tax assets and deferred tax liabilities are ¥81,098 million and ¥2,497 million, respectively.

The components of deferred tax assets by major classification are "Policy Reserves" of ¥47,177 million, "Reserve for Employees' Retirement Benefits" of ¥9,603 million and "Carryforward of taxable losses" of ¥20,722 million. In addition, the components of deferred tax liabilities by major classification are "Dividends Receivable" of ¥1,235 million and "Unrealized gain on valuation of available-for-sale securities" of ¥874 million.

The statutory tax rate for the fiscal year ended March 31, 2003 is 36.1%, and the difference between the statutory tax rate and the effective tax rate of 43.9% is predominantly due to tax credits at the rate of 9.1%.

Matters related to components of the Company's shareholders' equity after corporate reorganization

As the Company was categorized as a mutual company as of the previous term-end, components of equity used for Balance Sheets substantially differed from those for corporations. Consequently, we will make a comparison of the equity section for the previous term and its counterpart for the reporting term for the convenience of readers.

In accordance with the plan for corporate reorganization pursuant to Article 86 of the Insurance Business Law, the shareholders' equity section of the Balance Sheets (as of April 1, 2003 – the date of corporate reorganization) was rearranged in the following manner.

As of March 31, 2003

	(Millions of Yen)
EQUITY	
Reserve for redemption of fund	10,000
Reserve for revaluation	13
Surplus	127,159
Legal reserve for future losses	311
Appropriated retained earnings	96,335
Capital amortization reserve	21,000
Reserve for even dividend distribution	74,514
Real estate devaluation reserve	683
General reserve	137
Unappropriated retained earnings	30,512
Land revaluation	(21,470)
Net unrealized gains on securities	1,547
Total equity	117,249

As of April 1, 2003, the date of reorganization

	(Millions of Yen)
SHAREHOLDERS' EQUITY	
Common stock	37,500
Capital surplus	37,500
Portion appropriated as statutory reserve	37,500
Retained earnings	61,296
Voluntary reserve	683
Reserve for accelerated depreciation of real estate	683
Unappropriated retained earnings at previous term-end	60,612
Land revaluation	(21,470)
Net unrealized gains on securities	1,547
Total shareholders' equity	116,373

(Note)

Total shareholders' equity as of April 1, 2003 is equivalent to the amount of total equity as of March 31, 2003 after deduction of ¥875 million of payments pursuant to Article 12 of the Enforcement Order for the Insurance Business Law. The said payments were reclassified as accounts payable at the time of corporate reorganization and consequently paid.

Taiyo Life Insurance Company

Non-Consolidated Statement of Income

Year ended March 31, 2003

	(Millions of Yen)
Ordinary revenues	1,385,248
Income from insurance premiums	887,942
Insurance premiums	887,784
Ceded reinsurance commissions	157
Investment income	229,367
Interest, dividends and income from real estate for rent	150,239
Interest income from deposits	4
Interest income and dividends from securities	79,550
Interest income from loans	64,396
Interest from real estate for rent	5,863
Other income from interest and dividends	424
Gains from monetary trusts, net	3,554
Gain on sale of securities	70,287
Other investment income	5,286
Other ordinary income	267,938
Income related to withheld insurance claims and other payments for future annuity payments	568
Income due to withheld insurance payments	37,272
Reversal of reserve for outstanding claims	4,058
Reversal of policy reserve	224,601
Other ordinary income	1,438
Ordinary expenses	1,362,192
Insurance claims and other payments	1,138,322
Insurance claims	718,110
Annuity payments	87,121
Insurance benefits	121,707
Surrender payments	174,597
Other payments	36,673
Reinsurance premiums	111
Provision for policy and other reserves	564
Interest on dividend reserves for employees	564
Investment expenses	93,632
Interest expense	2,175
Losses on sale of securities	42,100
Devaluation losses on securities	24,930
Losses from derivatives, net	630
Foreign exchange losses, net	8,235
Write-off of loans	205
Depreciation of real estate for rent	2,373
Other investment expenses	3,874
Losses on separate accounts, net	9,106
Operating expenses	86,143
Other ordinary expenses	43,529
Payments related to withheld insurance claims	26,942
Taxes	5,917
Depreciation	4,366
Provision for reserve for employees' retirement benefits	4,080
Other ordinary expenses	2,223
Ordinary profit	23,055
Extraordinary gains	55,294
Gains on sale of property and equipment	2
Reversal of reserve for price fluctuations	52,779
Reversal of reserve for possible loan losses	2,436
Other	77
Extraordinary losses	69,744
Losses on sale, disposal and devaluation of property and equipment	797
Impairment losses of trust securities	57,664
Provision for allowance for policyholder dividends	11,267
Social service contribution	14
Income before income taxes	8,605
Income taxes	101

Adjustment for tax effects	3,678
Net income	4,825
Unappropriated surplus at beginning of year	25,366
Reversal of land revaluation	306
Reversal of social service contribution	14
Unappropriated surplus at end of year	30,512

(Notes)

1. Total income and expenses resulting from transactions with subsidiaries are ¥87 million and ¥4,738 million, respectively.

2. Gains on sale of securities comprise those for bonds at ¥39,419 million, including government bonds, stocks, etc. at ¥12,188 million, and foreign securities at ¥18,616 million.

3. Losses on sale of securities comprise those for bonds at ¥1,609 million, including government bonds, stocks, etc. at ¥28,411 million, and foreign securities at ¥12,052 million.

4. Valuation losses on securities comprise those for stocks at ¥23,867 million.

5. Gains from monetary trusts include valuation gains of ¥1,633 million.

6. Losses on derivative transactions include valuation losses of ¥3,404 million.

7. The total amount of retirement benefit cost is ¥6,276 million, which comprises the following items:

(1) Service costs: ¥1,618 million

(2) Interest costs: ¥1,020 million

(3) Expected return on pension assets: ¥(305) million

(4) Actuarial computation differences charged to expenses: ¥3,944 million

(5) Past service obligation expensed: –

Daido Life Insurance Company

Balance Sheet for First-Half Period

As of September 30, 2003

	(Millions of Yen)
ASSETS	
Cash and deposits	294,831
Cash	88
Deposits	294,743
Call loans	70,000
Monetary claims purchased	59,998
Monetary trusts	183,025
Securities	4,006,834
Government bonds	321,025
Municipal bonds	1,162,162
Corporate bonds	1,149,344
Domestic stocks	330,918
Foreign securities	746,849
Other securities	296,533
Loans	1,165,163
Policy loans	79,093
Commercial loans	1,086,070
Property and equipment	168,868
Land	96,338
Buildings	71,114
Equipment	1,195
Construction in process	218
Due from agency	5,395
Due from reinsurers	1,093
Other assets	59,837
Accounts receivable	7,726
Prepaid expenses	5,183
Accrued income	24,254
Deposits for rent	3,876
Derivatives	3,676
Suspense payments	8,138
Other assets	6,981
Deferred tax assets	41,112
Reserve for possible loan losses	(4,492)
Total assets	6,051,668

	(Millions of Yen)
LIABILITIES	
Policy reserves	5,567,157
Reserve for outstanding claims	42,422
Policy reserve	5,386,197
Reserve for policyholder dividends	138,536
Due to agency	0
Due to reinsurers	574
Other liabilities	158,242
Cash collateral received under security lending contracts	83,627
Accrued income taxes	14,997
Accounts payable	3,604
Accrued expenses	7,760
Unearned income	4,603
Deposits received	448
Guarantee deposits	5,657
Margin for futures contracts	54
Derivatives	3,942
Suspense receipt	3,546
Other liabilities	30,000
Reserve for employees' retirement benefits	62,757
Reserve for losses on sale of loans	64
Reserve for price fluctuations	30,005
Total liabilities	5,818,801
EQUITY	
Common stock	75,000
Capital surplus	54
Legal capital surplus	54
Appropriated retained earnings	77,553
Legal reserve	1,941
Appropriated retained earnings	40,951
Reserve for retirement profits	1,173
Reserve for tax deferment on real estate	1,559
Reserve for 100th anniversary project	218
Other reserves	38,000
Unappropriated retained earnings	34,660
[of which, net income	28,861]
Net unrealized gains on securities	80,260
Total equity	232,867
Total liabilities and equity	6,051,668

(Amounts indicated above are rounded down to the nearest ¥1 million.)

(Notes)

1. Basis and method of valuation of securities (including assets similar to securities included in "Cash and deposits" and "Monetary claims purchased", and securities acquired as trust assets held in trust included in "Monetary trusts") are as follows:

(1) Trading securities are stated at fair value (cost is determined using the moving average method).

(2) Held-to-maturity bonds are stated at amortized cost using the moving average method (the straight-line method).

(3) Shares of subsidiaries and affiliates (shares issued by subsidiaries prescribed in Paragraph 12 of Article 2 of the Insurance Business Law, subsidiaries prescribed in Paragraph 2 of Article 2-3 of the Insurance Business Law Enforcement Ordinance (excluding the above-mentioned subsidiaries) and affiliates) are stated at cost using the moving average method.

(4) Available-for-sale securities

Securities with readily ascertainable fair values are stated at fair value based on their market prices as of the end of September 2003 (cost is determined using the moving average method).

Bonds (including foreign bonds) without readily ascertainable fair values, of which the difference between purchase price and face value is due to interest rate adjustment, are stated at amortized cost using the moving average method (the straight-line method).

Securities other than those mentioned above are stated at cost using the moving average method.

Unrealized gains or losses on available-for-sale securities are not included in income and expenses, and the net of unrealized gains and losses is separately recorded in the equity section of the balance sheet.

2. Derivative financial instruments are revalued at fair value.

3. Depreciation of property and equipment (excluding buildings acquired on and after April 1, 1998) is computed using the fixed percentage on straight-line method.

Depreciation for buildings (excluding building accessory equipment) acquired on and after April 1, 1998 is computed using the straight-line method.

General estimated useful lives for buildings, building accessory equipment and structures are between six (6) and fifty (50) years, and for equipment are between two (2) and twenty (20) years.

4. Monetary claims and liabilities and securities denominated in foreign currencies are translated into Japanese yen at the foreign exchange rate prevailing as of September 30, 2003.

5. Reserves for possible loan losses are established in order to provide for loan losses in accordance with the Self-Assessment Manual and the Depreciation and Provision Manual.

Regarding loans to borrowers that are the subject of legal proceedings such as bankruptcy or civil rehabilitation ("bankrupt borrowers"), and loans to substantially bankrupt borrowers ("quasi-bankrupt borrowers"), the Company provides reserve amounts equal to the loan balance after the below-mentioned write-offs, less amounts collectible from collateral and guarantees.

For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, the Company provides reserves in amounts determined based on an overall assessment of the borrower's ability to pay after subtracting from the loan balance the amount collectible from collateral and guarantees.

With respect to other loans (loans to normal borrowers and loans for special attention), the Company provides reserves by applying the historical loan-loss ratio calculated based on actual loan losses over a fixed period.

Each loan is subject to asset assessment by the relevant business division in accordance with the Self-Assessment Manual, and the results of the assessment are reviewed by the audit division, which is independent of the business divisions. The Company provides the above-mentioned reserves based on the results of such assessments.

Regarding loans to bankrupt borrowers and quasi-bankrupt borrowers with collateral or guarantees, the Company makes write-offs in the amount of the loan balances, less the fair value of collateral and amounts collectible from guarantees. The total amount of such write-offs is ¥6,077 million.

6. The reserve for losses on sale of loans is required by Article 43 of the enforcement regulations to the Commercial Code, and such reserve has been established in connection with loans sold to the Cooperative Credit Purchasing Co., Ltd.

7. Regarding reserves for employee retirement benefits, the Company provides the amount required as of September 30, 2003 in accordance with the accounting standard regarding retirement benefits ("the Accounting Standards for Retirement Benefits" issued by the Business Accounting Deliberation Council on June 16, 1998) in order to prepare for payments of employee retirement benefits.

   With effect from July 2003 the system of payment of lump-sum retirement benefits was replaced by the defined contribution pension plan system, and the appropriate accounting system changes were made in accordance with Item 1 of the Guidelines to Corporate Accounting Standards.

   The change in the retirement benefits system is estimated to have resulted in an increase in extraordinary income by ¥225 million.

8. The reserve for price fluctuations is computed in accordance with Article 115 of the Insurance Business Law.

   The interim provision to reserves have been made at one-half of the estimated amount required for the full term.

9. Financial leases that do not transfer ownership of the leased properties are accounted for in accordance with the accounting principles for normal lease transactions.

10. Hedge accounting

(1) Hedge accounting methods

Monetary claims denominated in foreign currencies with foreign exchange contracts are accounted for as if the contracted rates were originally applied to the underlying borrowings.

(2) Hedging instruments and hedged items

Foreign exchange contracts are used for term deposits denominated in foreign currencies, and currency swap agreements are used for corporate bonds denominated in foreign currencies.

(3) Hedging policy

The Company uses foreign currency exchange contracts for monetary claims denominated in foreign currencies and fixes the amount in Japanese yen when accrued in order to hedge exposure to changes in foreign exchange rates.

11. Consumption taxes received or paid by the Company are not included in income and expenses, and the net of consumption taxes received and paid is separately recorded on the balance sheet. Non-deductible consumption tax on assets that constitutes deferred consumption tax under the tax law is recognized as a prepaid expense and amortized against income over a five-year period on a straight-line basis. Non-deductible consumption tax on assets other than that constituting deferred consumption tax is recognized as an expense when accrued.

12. Policy reserve is provided under Article 116 of the Insurance Business Law, and reserve for premiums is provided by the following methods:

Reserve for insurance contracts subject to provision of standard policy reserve is calculated using the methods prescribed by the Commissioner of the Financial Services Agency (Guideline of the Ministry of Finance No. 48, 1996).

Reserve for insurance contracts not subject to provision of standard policy reserve is calculated by the net level premium method.

13. Depreciation of the software of the Company, which is included in other assets, is amortized using the straight-line method over its estimated useful life (5 years).

14. Among loans of the Company, the sum of "Loans to bankrupt companies", "Past due loans", "Loans overdue for three months or more" and "Restructured loans" is ¥7,185 million. Breakdown thereof is as follows:

Among loans of the Company, "Loans to bankrupt companies" amount to ¥288 million, and "Past due loans" amount to ¥6,004 million.

The above-mentioned write-offs regarding estimated uncollectible portions amount to ¥591 million for "Loans to bankrupt companies" and ¥5,485 million for "Past due loans".

"Loans to bankrupt companies" are loans on which accrued interest is not recognized because collection or repayment of principal or interest is impossible due to significant delay in payment of principal or interest or some other reason (excluding any portion of loans written off) and which meet the requirements prescribed in Items 1 to 5 of Sub-paragraph 3, or Sub-paragraph 4, of Paragraph 1 of Article 96 of the Corporation Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

"Past due loans" are loans, other than loans categorized as "Loans to bankrupt companies" and loans for which due dates of interest payments have been rescheduled for purposes of reconstruction or support of the borrower, on which accrued interest is not recognized as described above.

Among loans of the Company, "Loans overdue for three months or more" amount to ¥406 million.

"Loans overdue for three months or more" are loans, other than the loans categorized as "Loans to bankrupt companies" or "Past due loans", for which principal or interest are in arrears for three months or more.

Among loans of the Company, "Restructured loans" amount to ¥485 million.

"Restructured loans" are loans, other than loans categorized as "Loans to bankrupt companies", "Past due loans" or "Loans overdue for three months or more", for which agreements have been made between the relevant parties providing a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favour of the borrower for purposes of reconstruction or support of the borrower.

15. The total amount of depreciation on property and equipment is ¥86,866 million.

16. The amount of special account assets is ¥162,690 million. Liabilities related to special accounts are the same amount.

17. Net income per share is ¥19,240.73.

18. Net assets prescribed under Item 3 of Article 124 of the enforcement regulations to the Commercial Code are ¥80,466 million.

19. The total amount of monetary claims against the Company's subsidiaries is ¥35 million. The total amount of monetary liabilities of its subsidiaries is ¥153 million.

20. Changes in the reserve for policyholder dividends are as follows:

Balance at end of previous year	¥137,336 million
Policyholder dividends	¥16,960 million
Increase in interest	¥501 million
Other increase	¥98 million
Provision for reserve for policyholder dividends	¥17,757 million
Balance at end of current year	¥138,536 million

21. Pledged assets amount to ¥30,733 million.

22. Securities lent under lending agreements included in the balance sheet amount to ¥82,941 million.

23. The undisbursed balance of commitment lines amounts to ¥45 million.

24. Assets denominated in foreign currencies are equivalent to ¥558,063 million. (Assets denominated in principal foreign currencies: Euro 2,425,897 thousand, U.S.$1,815,627 thousand)

Liabilities denominated in foreign currencies are equivalent to ¥76 million. (The principal amount consists of U.S.$683 thousand.)

25. The amount of the Company's future contribution to the Policyholder Protection Fund, which has been taken over by the Policyholder Protection Corporation in accordance with Paragraph 5 of Article 140 of the supplementary provisions of the Enactment Law of Financial System Reform Legislation, was estimated at ¥3,208 million as of September 30, 2003.

The contribution is charged to income as an operating expense when paid.

26. The amount of the Company's future contribution to the Policyholder Protection Corporation under Article 259 of the Insurance Business Law was estimated at ¥15,465 million as of September 30, 2003.

The contribution is charged to income as an operating expense when paid.

27. Shares of subsidiaries amount to ¥975 million.

28. Total amounts of deferred tax assets and deferred tax liabilities are ¥93,599 million and ¥52,486 million, respectively.

Significant components of deferred tax assets are as follows:

Policy reserves	¥35,629 million
Reserve for employees' retirement benefits	¥21,740 million
Devaluation losses on securities	¥12,079 million
Reserve for price fluctuations	¥10,834 million
Unrealized losses on securities	¥6,560 million
Reserve for possible loan losses	¥2,876 million

Significant component of deferred tax liabilities is unrealized gains on securities of ¥51,923 million.

29. Organizational change surplus prescribed by Article 92 of the Insurance Business Law amounts to ¥10,836 million.

Daido Life Insurance Company

Statement of Income for First-Half Period

From April 1 to September 30, 2003

	(Millions of Yen)
Ordinary revenues	599,360
Income from insurance premiums	480,795
Insurance premium	480,132
Reinsurance revenues	662
Investment income / gains	103,187
Interest, dividends and income from real estate for rent	61,180
Interest income from deposits	1,459
Interest income and dividends from securities	43,889
Interest income from loans	12,369
Income from real estate for rent	3,394
Other income from interest and dividends	68
Gains on investments in monetary trusts, net	5,025
Gains on sale of securities	22,415
Other investment income	1,267
Gains from separate accounts, net	13,298
Other ordinary income	15,378
Income related to withheld insurance claims and other payments for future annuity payments	94
Income due to withheld insurance payments	1,024
Reversal of reserve for outstanding claims	5,311
Reversal of policy reserves	8,520
Other ordinary income	427
Ordinary expenses	533,458
Insurance claims and other payments	458,451
Insurance claims	181,412
Annuity payments	13,553
Insurance benefits	114,214
Surrender payments	112,833
Other repayments	35,790
Reinsurance premiums	645
Provision for policy and other reserves	501
Interest portion of reserve for policyholder dividends	501
Investment expenses / losses	13,617
Interest expense	15
Losses on investments in trading securities, net	1,618
Losses on sale of securities	1,068
Devaluation losses on securities	485
Losses from derivatives, net	3,571
Foreign exchange losses, net	1,259
Write-off of loans	1,268
Depreciation of real estate for rent	1,529
Other investment expenses	2,801
Operating expenses	54,217
Other ordinary expenses	6,671
Payments related to withheld insurance claims	866
Taxes	3,372
Depreciation	2,162
Provision for reserve for employees' retirement benefits	123
Other ordinary expenses	145
Ordinary profit	65,901

	(Millions of Yen)
Extraordinary gains	3,121
Gains on sale, disposal and valuation of property and equipment	787
Reversal of reserve for possible loan losses	1,858
Recovery of bad debts previously written-off	251
Reversal of reserve for employees' retirement benefits	225
Extraordinary losses	5,025
Losses on sale, disposal and devaluation of property and equipment	4,235
Provision for reserve for losses on sale of loans	0
Provision for price fluctuation reserve	763
Payments for 100th anniversary project	26
Provision for reserve for policyholder dividends	17,757
Income before income taxes	46,240
Income taxes - current	16,241
- deferred	1,137
Net income	28,861
Unappropriated retained earnings at beginning of year	5,772
Transfer from reserve for 100th anniversary project	26
Unappropriated retained earnings at end of first-half period	34,660

(Amounts indicated above are rounded down to the nearest ¥1 million.)

(Notes)

1. Income from transactions with the Company's subsidiaries amounts to ¥69 million, and expenses from such transactions amount to ¥1,836 million.
2. Significant components of gains on sale of securities are sales of domestic bonds including government bonds (¥16,041 million), domestic stocks (¥3,708 million) and foreign securities (¥2,665 million).
3. Significant components of losses on sale of securities are sales of domestic bonds including government bonds (¥703 million), domestic stocks (¥238 million) and foreign securities (¥125 million).
4. Significant components of devaluation losses on securities are devaluation of domestic bonds including domestic stocks (¥180 million) and foreign securities (¥241 million).
5. Gains on investments in monetary trusts, net include devaluation losses amounting to ¥5,676 million
6. Significant components of losses on investments in trading securities, net are interest and dividends (¥11 million) and devaluation losses (¥1,768 million).
7. Losses from derivatives, net include ¥255 billion in losses on appraisal.
8. Losses on sale, disposal and devaluation of property and equipment includes losses on appraisal of real estate amounting to ¥4,024 million incurred due to significant declines in the fair value of property and equipment, as to which it was judged that there was no prospect of recovery.

Daido Life Insurance Company

Balance Sheet for Fiscal Year 2002

As of March 31, 2003

	(Millions of Yen)
ASSETS	
Cash and deposits	257,353
Cash	162
Deposits	257,191
Callable loans	135,000
Receivables purchased	40,897
Monetary trusts	150,393
Securities	3,949,671
Japanese national government bonds	579,006
Domestic municipal bonds	1,288,250
Domestic corporate bonds	1,231,436
Domestic stocks	256,791
Foreign securities	397,399
Other securities	196,786
Loans	1,181,658
Policy loans	78,248
Ordinary loans	1,103,410
Property and equipment	175,748
Land	97,711
Buildings	71,281
Movables	1,141
Construction in process	5,614
Due from agency	5,073
Due from reinsurers	1,391
Other assets	56,114
Account receivables	12,434
Prepaid expenses	3,228
Accrued income	22,257
Money on deposit	3,956
Receivables on future transaction	4,986
Derivatives	22
Suspense payments	1,338
Other assets	7,889
Net deferred tax assets	60,721
Reserve for possible loan losses	(6,839)
Total assets	6,007,183

	(Millions of Yen)
LIABILITIES	
Policy reserves	5,579,788
Reserve for outstanding claims	47,734
Policy reserve	5,394,718
Reserve for policyholder dividends	137,336
Due to agency	0
Due to reinsurers	767
Other liabilities	157,626
Security deposits for repo transactions received	96,659
Accounts payable	3,241
Outstanding expenses	8,590
Deferred income	5,166
Deposits received	1,535
Guarantee deposits received	5,707
Derivatives	2,844
Suspense receipts	3,881
Other liabilities	30,000
Reserve for employee retirement benefits	63,812
Reserve for losses on sale of loans	63
Reserve for price fluctuations	29,242
Total liabilities	5,831,301
EQUITY	
Capital stock	75,000
Capital surplus	54
Legal capital surplus	54
Retained earnings	53,249
Legal retained earnings	1,029
Voluntary reserves	34,978
Reserve for retirement profits	1,173
Reserve for tax deferment on real estate	1,559
Reserve for event marking the 100th anniversary of foundation	245
Other reserves	32,000
Unappropriated profit for the current period	17,241
[of which, net income	11,443]
Net unrealized gains on stock, etc.	47,579
Total equity	175,882
Total liabilities and equity	6,007,183

(Amounts indicated above are rounded down to the nearest ¥1 million.)

(Notes)

1. Basis and method of valuation of securities (including assets similar to securities included in "Cash and deposits" and "Receivables purchased", and securities acquired as trust assets held in trust included in "Monetary trusts") are as follows:

(1) Trading securities are stated at fair value (cost is determined using the moving average method).

(2) Held-to-maturity bonds are stated at amortized cost using the moving average method (the straight-line method).

(3) Shares of subsidiaries and affiliates (shares issued by subsidiaries prescribed in Paragraph 12 of Article 2 of the Insurance Business Law, subsidiaries prescribed in Paragraph 2 of Article 2-3 of the Insurance Business Law Enforcement Ordinance (excluding the above-mentioned subsidiaries) and affiliates) are stated at cost using the moving average method.

(4) Available-for-sale securities

Securities with readily ascertainable fair values are stated at fair value based on their market prices as of the end of March 2003 (cost is determined using the moving average method).

Bonds (including foreign bonds) without readily ascertainable fair values, of which the difference between purchase price and face value is due to interest rate adjustment, are stated at amortized cost using the moving average method (the straight-line method).

Securities other than those mentioned above are stated at cost using the moving average method.

Unrealized gains or losses on available-for-sale securities are not included in income and expenses, and the net of unrealized gains and losses is separately recorded in the equity section of the balance sheet.

Previously, write-offs were made in respect of available-for-sale domestic stocks and foreign stocks with readily ascertainable fair values, (i) of which the fair value declined by 50% or more compared to acquisition cost, or (ii) of which such decline amounted to 30% or more, but less than 50% and which met certain requirements. Effective commencing in the fiscal year ended March 31, 2003, write-offs have been made in respect of the above-mentioned stocks, of which the rate of decline in the fair value is 30% or higher. As a result, devaluation losses on securities increased ¥18,487 million, and ordinary revenues and income before income taxes decreased by the same amount.

2. Derivative financial instruments are revalued at fair value.

3. Depreciation of property and equipment (excluding buildings acquired on and after April 1, 1998) is computed using the fixed percentage on straight-line method.

Depreciation for buildings (excluding building accessory equipment) acquired on and after April 1, 1998 is computed using the straight-line method.

General estimated useful lives for buildings, building accessory equipment and structures are between six (6) and fifty (50) years, and for equipment are between two (2) and twenty (20) years.

4. Share issuance expenses are charged to income when paid.

5. Monetary claims and liabilities and securities denominated in foreign currencies are translated into

Japanese yen at the foreign exchange rate prevailing as of March 31, 2003.

6. Reserves for possible loan losses are established in order to provide for loan losses in accordance with the Self-Assessment Manual and the Depreciation and Provision Manual.

Regarding loans to borrowers that are the subject of legal proceedings such as bankruptcy or civil rehabilitation ("bankrupt borrowers"), and loans to substantially bankrupt borrowers ("quasi-bankrupt borrowers"), the Company provides reserve amounts equal to the loan balance after the below-mentioned write-offs, less amounts collectible from collateral and guarantees.

For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, the Company provides reserves in amounts determined based on an overall assessment of the borrower's ability to pay after subtracting from the loan balance the amount collectible from collateral and guarantees.

With respect to other loans (loans to normal borrowers and loans for special attention), the Company provides reserves by applying the historical loan-loss ratio calculated based on actual loan losses over a fixed period.

Each loan is subject to asset assessment by the relevant business division in accordance with the Self-Assessment Manual, and the results of the assessment are reviewed by the audit division, which is independent of the business divisions. The Company provides the above-mentioned reserves based on the results of such assessments.

Regarding loans to bankrupt borrowers and quasi-bankrupt borrowers with collateral or guarantees, the Company makes write-offs in the amount of the loan balances, less the fair value of collateral and amounts collectible from guarantees. The total amount of such write-offs is ¥5,108 million.

7. The reserve for losses on sale of loans is required by Article 287-2 of the Commercial Code before amendment, and such reserve has been established in connection with loans sold to the Cooperative Credit Purchasing Co., Ltd.

8. Regarding reserves for employee retirement benefits, the Company provides the amount required as of March 31, 2003 in accordance with the accounting standard regarding retirement benefits ("the Accounting Standards for Retirement Benefits" issued by the Business Accounting Deliberation Council on June 16, 1998) in order to prepare for payments of employee retirement benefits.

9. The reserve for price fluctuations is computed in accordance with Article 115 of the Insurance Business Law.

10. Financial leases that do not transfer ownership of the leased properties are accounted for in accordance with the accounting principles for normal lease transactions.

11. Hedge accounting

(1) Hedge accounting methods

Monetary claims denominated in foreign currencies with foreign exchange contracts are accounted for as if the contracted rates were originally applied to the underlying borrowings.

(2) Hedging instruments and hedged items

Foreign exchange contracts are used for term deposits denominated in foreign currencies, and currency swap agreements are used for corporate bonds denominated in foreign currencies.

(3) Hedging policy

The Company uses foreign currency exchange contracts for monetary claims denominated in foreign currencies and fixes the amount in Japanese yen when accrued in order to hedge exposure to changes in foreign exchange rates.

12. Consumption taxes received or paid by the Company are not included in income and expenses, and the net of consumption taxes received and paid is separately recorded on the balance sheet. Non-deductible consumption tax on assets that constitutes deferred consumption tax under the tax law is recognized as a prepaid expense and amortized against income over a five-year period on a straight-line basis. Non-deductible consumption tax on assets other than that constituting deferred consumption tax is recognized as an expense when accrued.

13. Policy reserve is provided under Article 116 of the Insurance Business Law, and reserve for premiums is provided by the following methods:

Reserve for insurance contracts subject to provision of standard policy reserve is calculated using the methods prescribed by the Commissioner of the Financial Services Agency (Guideline of the Ministry of Finance No. 48, 1996).

Reserve for insurance contracts not subject to provision of standard policy reserve is calculated by the net level premium method.

14. Depreciation of the software of the Company, which is included in other assets, is amortized using the straight-line method over its estimated useful life (5 years).

15. In accordance with an amendment to the format prescribed by the Insurance Business Law Enforcement Regulation by "the Ordinance of the Cabinet Office to Amend the Insurance Business Law Enforcement Regulation" (Ordinance of the Cabinet Office No. 53, April 24, 2003), the format was changed as follows:

(1) The items entitled "Security deposits for repo transactions" and "Net unrealized gains", which appeared in the balance sheet as of March 31, 2002, were changed to "Security deposits for repo transactions received" and "Net unrealized gains on stock, etc.", respectively, effective commencing in the fiscal year ended March 31, 2003.

(2) The equity section of the balance sheet as of March 31, 2002 was stated in accordance with the format for mutual companies before the above-mentioned amendment. The Company was converted into a joint stock corporation, and, accordingly, effective commencing in the fiscal year ended March 31, 2003, the equity section is stated in accordance with the format for joint stock corporations after the above-mentioned amendment.

16. Among loans of the Company, the sum of "Loans to bankrupt companies", "Past due loans", "Loans overdue for three months or more" and "Restructured loans" is ¥9,818 million. Breakdown thereof is as follows:

Among loans of the Company, "Loans to bankrupt companies" amount to ¥293 million, and "Past due loans" amount to ¥8,405 million.

The above-mentioned write-offs regarding estimated uncollectible portions amount to ¥986 million for "Loans to bankrupt companies" and ¥4,122 million for "Past due loans".

"Loans to bankrupt companies" are loans on which accrued interest is not recognized because collection or repayment of principal or interest is impossible due to significant delay in payment of principal or interest or some other reason (excluding any portion of loans written off) and which meet the requirements prescribed in Items 1 to 5 of Sub-paragraph 3, or Sub-paragraph 4, of Paragraph 1 of Article 96 of the Corporation Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

"Past due loans" are loans, other than loans categorized as "Loans to bankrupt companies" and loans for which due dates of interest payments have been rescheduled for purposes of reconstruction or support of the borrower, on which accrued interest is not recognized as described above.

Among loans of the Company, "Loans overdue for three months or more" amount to ¥234 million.

"Loans overdue for three months or more" are loans, other than the loans categorized as "Loans to bankrupt companies" or "Past due loans", for which principal or interest are in arrears for three months or more.

Among loans of the Company, "Restructured loans" amount to ¥885 million.

"Restructured loans" are loans, other than loans categorized as "Loans to bankrupt companies", "Past due loans" or "Loans overdue for three months or more", for which agreements have been made between the relevant parties providing a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favour of the borrower for purposes of reconstruction or support of the borrower.

17. The total amount of depreciation on property and equipment is ¥88,337 million.
18. The amount of special account assets is ¥175,054 million. Liabilities related to special accounts are the same amount.
19. Net income per share is ¥7,590.68.
20. Net assets prescribed under Sub-paragraph 6 of Paragraph 1 of Article 290 of the Commercial Code before amendment are ¥43,655 million.
21. The total amount of monetary claims against the Company's subsidiaries is ¥36 million. The total amount of monetary liabilities of its subsidiaries is ¥174 million.
22. Changes in the reserve for policyholder dividends are as follows:

Balance at end of previous year	¥113,659 million
Transfer to reserve from allowance for policyholder dividends	¥30,662 million
Policyholder dividends	¥34,868 million
Increase in interest	¥1,149 million
Other increase	¥164 million
Provision for reserve for policyholder dividends	¥26,569 million
Balance at end of current year	¥137,336 million

23. Pledged assets amount to ¥34,852 million.

24. Securities lent under lending agreements included in the balance sheet amount to ¥96,491 million.

25. The undisbursed balance of commitment lines amounts to ¥1,080 million.

26. Assets denominated in foreign currencies are equivalent to ¥238,491 million. (Assets denominated in principal foreign currencies: U.S.$1,101,206 thousand, Euro 649,182 thousand)

Liabilities denominated in foreign currencies are equivalent to ¥76 million. (The principal amount consists of U.S.$894 thousand.)

27. The amount of the Company's future contribution to the Policyholder Protection Fund, which has been taken over by the Policyholder Protection Corporation in accordance with Paragraph 5 of Article 140 of the supplementary provisions of the Enactment Law of Financial System Reform Legislation, was estimated at ¥3,624 million as of March 31, 2003.

The contribution is charged to income as an operating expense when paid.

28. The amount of the Company's future contribution to the Policyholder Protection Corporation under Article 259 of the Insurance Business Law was estimated at ¥15,996 million as of March 31, 2003 (this reflects the amount for which life insurance companies are responsible in accordance with the financial support system that was implemented under the Amendment of the Insurance Business Law [Law No. 39, 2003]).

The contribution is charged to income as an operating expense when paid.

29. Reserve for Employee Retirement Benefits

(1) Retirement benefit obligations and their reconciliation

a. Retirement benefit obligations	¥(69,481) million
b. Pension assets	¥5,668 million
c. Reserve for employee retirement benefits	¥63,812 million
Uncovered retirement benefit obligations (a + b + c)	—

(2) Assumptions used in accounting for retirement benefit obligations

Method for periodic allocation of estimated amount of retirement benefits: Straight-line method

Discount rate: 2.3%

Expected rate of return on assets: 1.75%

Actuarial net gain and loss is charged or credited to income when accrued.

30. Shares of subsidiaries amount to ¥975 million.

31. Total amounts of deferred tax assets and deferred tax liabilities are ¥97,311 million and ¥36,590 million, respectively.

Significant components of deferred tax assets are as follows:

Policy reserves	¥35,317 million
Reserve for employee retirement benefits	¥21,430 million
Devaluation losses on securities	¥14,234 million

Reserve for price fluctuations	¥10,559 million
Unrealized losses on stock, etc.	¥9,136 million
Reserve for possible loan losses	¥3,147 million

Significant component of deferred tax liabilities is unrealized gains on stock, etc. of ¥36,027 million.

32. Normal statutory tax rate for the fiscal year ended March 31, 2003 is 36.11%. The main reason for the difference between such normal statutory tax rate and the effective tax rate after application of deferred tax accounting is non-deductible expenses such as entertainment expenses (6.91%).

33. Organizational change surplus prescribed by Article 92 of the Insurance Business Law amounts to ¥10,836 million.

Daido Life Insurance Company

Statement of Income for Fiscal Year 2002

From April 1 to March 31, 2003

	(Millions of Yen)
Ordinary revenues	1,182,176
Income from insurance premiums	989,420
Income from insurance premium	988,327
Income from reinsurance	1,093
Investment income	189,901
Interest, dividends and income from real estate for rent	133,150
Interest from deposits	1,646
Interest and dividends from securities	98,596
Interest from loans	25,711
Rentals	7,090
Other income from interest and dividends	104
Gains on sale of securities	32,676
Income from derivatives	21,111
Other investment income	2,961
Other ordinary income	2,854
Account received for annuity payment	210
Account received for withheld insurance payments	2,025
Reversal of reserve for outstanding claims	71
Other ordinary income	546
Ordinary expenses	1,136,149
Insurance claims and other payments	861,908
Insurance claims	295,889
Annuity insurance benifits	27,104
Insurance benefits	254,314
Policy surrender payments	215,896
Other repayments	67,349
Reinsurance premiums	1,354
Provision for policy and other reserves	13,873
Provision for policy reserve	12,724
Interest portion of reserve for policyholder dividends	1,149
Investment expenses	134,326
Interest expense	37
Losses from monetary trusts	11,748
Losses on investments in trading securities, net	3,018
Losses on sale of securities	19,657
Devaluation losses on securities	58,713
Foreign exchange losses, net	1,462
Write-off of loans	69
Depreciation of real estate for rent	3,069
Other investment expenses	8,034
Losses from separate accounts, net	28,512
Operating expenses	109,212
Other ordinary expenses	16,828
Payments of withheld insurance claims	2,096
Tax	6,900
Depreciation expense	4,950
Provision for reserve for retirement benefits	2,377
Other ordinary expenses	503
Ordinary profit	46,027

	(Millions of Yen)
Extraordinary gains	6,220
Gains on sale of property, equipment and loans	909
Reversal of reserve for possible loan losses	3,129
Recovery of bad debts previously written-off	2,181
Extraordinary losses	5,313
Losses on sale, disposal and devaluation of property and equipment	3,857
Provision for reserve for losses on sale of loans	0
Provision for price fluctuation reserve	1,199
Expense for event marking the100th anniversary of foundation	254
Provision for reserve for policyholder dividend	26,569
Income before income taxes	20,364
Income taxes	4,060
Cumulative effect of prior years' deferred income taxes	4,861
Net income	11,443
Balance at beginning of year	5,520
Reversal of reserve for retirement profits	23
Reversal of reserve for event marking the100th anniversary of foundation	254
Unappropriated profit	17,241

(Amounts indicated above are rounded down to the nearest ¥1 million.)

(Notes)

1. Income from transactions with the Company's subsidiaries amounts to ¥3,668 million, and expenses from such transactions amount to ¥2,109 million.
2. Significant components of gains on sale of securities are sales of domestic bonds including government bonds (¥5,625 million), domestic stocks (¥5,027 million) and foreign securities (¥22,023 million).
3. Significant components of losses on sale of securities are sales of domestic bonds including government bonds (¥890 million), domestic stocks (¥13,884 million) and foreign securities (¥4,883 million).
4. Significant components of devaluation losses on securities are devaluation of domestic bonds including government bonds (¥174 million), domestic stocks (¥50,532 million) and foreign securities (¥8,006 million).
5. Income from derivatives includes devaluation losses amounting to ¥318 million.
6. Losses from monetary trusts include devaluation losses amounting to ¥3,919 million.
7. Significant components of losses on investments in trading securities, net are interest and dividends (¥949 million) and devaluation losses (¥4,065 million).
8. Losses on sale, disposal and devaluation of property and equipment includes losses on sale of real estate amounting to ¥664 million, and devaluation losses amounting to ¥3,002 million incurred due to significant declines in the fair value of property and equipment as to which it was judged that there was no prospect of recovery.
9. Employee retirement benefit cost amounts to ¥6,723 million. The components thereof are as follows:

Service cost	¥3,194 million
Interest cost	¥1,669 million
Expected return on assets	¥(93) million
Amortisation of unrecognised net loss	¥1,953 million

T&D Financial Life Insurance Company

Non-Consolidated Interim Balance Sheet

As of September 30, 2003

	(Millions of Yen)
ASSETS	
Cash and deposits	51,271
Cash	29
Deposits	51,242
Monetary claims purchased	171
Monetary trusts	5,168
Securities	530,253
Government bonds	236,980
Corporate bonds	23,539
Domestic stocks	6,333
Foreign securities	61,520
Other securities	201,879
Loans	45,510
Policy loans	19,641
Commercial loans	25,868
Property and equipment	2,210
Land	1,235
Buildings	912
Equipment	62
Due from agency	0
Due from reinsurers	3,401
Other assets	23,014
Accounts receivable	2,645
Prepaid expenses	86
Accrued income	1,266
Deposit for rent	904
Suspense payments	88
Goodwill	16,250
Other assets	1,772
Reserve for possible loan losses	(1,245)
Total assets	659,755

	(Millions of Yen)
LIABILITIES	
Policy reserves	618,981
Reserve for outstanding claims	13,595
Policy reserve	600,665
Reserve for policyholder dividends	4,720
Due to agency	877
Due to reinsurers	20
Other liabilities	5,809
Income taxes payable	36
Accounts payable	3,658
Accrued expenses	1,190
Unearned income	8
Deposits received	262
Guarantee deposits	0
Suspense receipt	652
Reserve for employees' retirement benefits	11,554
Reserve for directors' and corporate auditors' retirement benefits	38
Reserve for price fluctuations	158
Deferred tax liabilities	228
Total liabilities	637,668
SHAREHOLDERS' EQUITY	
Common stock	20,000
Capital surplus	10,000
Portion appropriated as statutory reserve	10,000
Retained earnings	(8,317)
Undisposed deficit	8,317
[of which, net loss	2,208]
Net unrealized gains on securities	404
Total shareholders' equity	22,086
Total liabilities and shareholders' equity	659,755

(Notes)

1. Valuation of securities (including items of similar nature to securities classified as "Cash and deposits" and "Monetary claims purchased," and securities managed as money held in trust) is as follows: Trading securities are stated as determined by the mark-to-market method (cost of sales is calculated by the moving average method), and held-to-maturity securities are stated at evenly amortized cost using the moving-average method. For available-for-sale securities with market quotations, the mark-to-market method is applied (the cost of sales is calculated by the moving-average method) based on the market price at the close of the final trading day in September 2003, while for those without market quotations, discount bonds are stated at evenly amortized cost and other securities mentioned above are stated at cost using the moving-average method. Unrealized gains/losses on available-for-sale securities are directly charged to shareholders' equity.
2. Regarding depreciation of property and equipment, buildings are depreciated by the straight-line method, while the declining balance method is applied to property other than buildings.
3. Foreign currency-denominated assets are translated into Japanese yen at the spot foreign exchange rate prevailing at the final trading date in September 2003.
4. A reserve for possible loan losses is established in accordance with the Company's own asset assessment guidelines and the write-off allowance standards.
   With respect to obligations of borrowers formally considered to be insolvent, subject to bankruptcy, corporate rehabilitation, or other similar proceedings (hereinafter referred to as "obligations by bankrupt companies"), and to obligations of borrowers who are essentially insolvent (hereinafter referred to as "past due loans"), the Company provides a specific reserve for the loan balance less collectable amount (from collateral, guarantees or by other means). For borrowers that are not yet bankrupt, but are highly likely to fall into bankruptcy (hereinafter: "overdue for three months or more"), the Company determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after deducting the amount which can be recovered (from collateral, guarantees or by other means).
   With respect to loans other than the above, the Company provides a general reserve by applying the historical loan loss ratio determined over a fixed period.
   Each loan is subject to assessment by the relevant department in accordance with the Company's assessment criteria and the results of such assessment are further reviewed by the independent Business Auditing Department prior to a reserve's amount being finally set.
5. In order to provide for the future payment of retirement benefits to employees, the Company records estimated retirement benefits accrued as of September 30, 2003 in accordance with the Accounting Standards for Retirement Benefits (Financial Accounting Standards Board: "Recommendations on establishing an accounting standard for retirement benefits," June 16, 1998).
6. In order to provide for the payment of retirement benefits to directors and corporate auditors, the Company books the necessary amount as of September 30, 2003 in accordance with the relevant

internal regulations. The reserve for directors' and corporate auditors' retirement benefits is established pursuant to Article 43 of Enforcement Regulations for the Japanese Commercial Code.

7. Pursuant to the requirements under Article 115 of the Insurance Business Law, the Company recorded the reserve for price fluctuations.
   Provision was made for the reporting 6-month period at half of the amounts deemed necessary for the full term.
8. All items in the statements are net of national and local consumption taxes. Under the tax law, asset-related non-deductible consumption taxes (tax assets) are recorded as prepaid expenses and amortized over a five-year period by the straight-line accounting method. Consumption taxes other than deferred consumption taxes are charged as an expense in the period in which they are paid.
9. Policy reserve is a reserve in accordance with Article 116 of the Insurance Business Law, and premium reserve is calculated using the following methods. In accordance with Item 4, Clause 4, Article 69 of the enforcement regulations to the Insurance Business Law, premium reserves are provided in an amount based on premium payment periods using Zilmer method for contracts with renegotiated terms and conditions and the relevant period, which is determined by the shorter period of either premium payment periods or 5 years for other contracts.
10. Amortization of the Company's internal use software, which is included in other assets, is calculated by the straight-line method based on an estimated useful life (5 years).
11. During the reporting period, goodwill is amortized using the straight-line method at half of the calculated amounts for the full term over an amortization period of five years at maximum.
12. "Obligation by bankrupt companies", "Past due loans," "Loans overdue for three months or more," and "Restructured loans" amount to ¥8,905 million in total, and are detailed as follows.
   (1) For the reporting period, all of the said amount of ¥8,905 million was classified as "Past due loans," ¥8,820 million of which fell into the category of loans on covenant. Corresponding collateral for loans on covenant was ¥7,615 million in the form of refund money on cancellation of contracts and provision was made for the remaining portion of ¥1,204 million in the full amount.
   The Company did not write down the loans in the amount deemed uncollectible.
   In addition, "Obligations by bankrupt companies" represent loans for which interest receivable is not recorded because principal or interest are not collectible or repaid (excluding the loans written off; hereinafter referred to as "loans for which interest receivable is not recorded) due to prolonged non-payment of principal or interest, or for some other reasons, and which are subject to (i) to (v), Item 3, Clause 1 of Article 96 of the Corporate Tax Law Enforcement Order (1965 Government Order No. 97) or Item 4 of the same Clause.
   In addition, "Past due loans" are loans for which interest receivable is not recorded, and those other than loans for which interest payment is suspended for purposes of restructuring or supporting the borrowers.
   (2) There were no loans in the category of "Loans overdue for three months or more."

Loans overdue for three months or more are loans other than those categorized as "Obligations by bankrupt companies" and "Past due loans" for which principal and/or interest has been in arrears for three months or more from the contractual date of repayment.

(3) There were no loans in the category of "restructured loans."
"Restructured loans" are loans other than those categorized as "Obligations by bankrupt companies," "Past due loans" or "Loans overdue for three months or more" for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting of the borrower.

13. Accumulated depreciation of property and equipment is ¥2,734 million.
14. Assets in the separate accounts amount to ¥144,057 million. In addition, the respective amount of liabilities is also ¥144,057 million.
15. Net loss per share for the reporting 6-month period was ¥3,681.35.
16. Net assets in accordance with stipulations in Item 3, Article 124 of the Enforcement Regulations for the Commercial Code amounted to ¥454 million.
17. An amount of shareholders' equity posted under the balance sheet net of net unrealized gains on securities is short of a total sum of common stock and statutory reserves (included in capital surplus or retained earnings) in an amount of ¥8,317 million.
18. In addition to equipment recorded on the balance sheets, the Company has leased computers as essential equipment.
19. Changes in reserves for policyholder dividends are as follows:
    Balance at previous term-end: ¥5,732 million
    Payment of policyholder dividends for reporting 6-month term: ¥1,442 million
    Interest received: ¥4 million
    Provision to reserves for policyholder dividends: ¥424 million
    Balance at end of reporting period: ¥4,720 million
20. Assets pledged as collateral amount to ¥3,652 million.
21. The amount of foreign currency-denominated assets is ¥5,655 million (for major foreign currencies: US$43 million, Euro4 million, and UKP1 million).
22. The amount of the Company's future contributions to the Policyholder Protection Fund, which has been superseded by the Policyholder Protection Corporation of Japan under Clause 5, Article 140 of the Supplementary Provisions in the Measures to Adjust Relevant Legislation for Financial System Reform, are estimated at ¥498 million as of September 30, 2003.
    In addition, the contributions are charged to income as an operating expense when paid.
23. The amount of future contributions to the Policyholders Protection Corporation of Japan, which is estimated in accordance with Article 259 of the Insurance Business Law, is ¥2,377 million as of

September 30, 2003.

The contribution in question is recorded as expenses for the period in which the contribution is made. In addition, the contributions are also charged to income as an operating expense when paid.

24. The total amounts of deferred tax assets and deferred tax liabilities are ¥18,750 million and ¥686 million, respectively. Valuation reserves deducted from deferred tax liabilities amount to ¥18,293 million.

The major components of deferred tax assets are losses carried forward in the amount of ¥11,017 million, provisions to reserves for employees' retirement benefits in the amount of ¥4,161 million, and amortization of goodwill in the amount of ¥1,174 million. The sole component of deferred tax liabilities is "Net unrealized gains on securities" in the amount of ¥686 million.

25. The statutory tax rate for the period ended September 30, 2003 is 36.15%, and the difference of 34.36% between the statutory tax rate and the effective tax rate of 1.79% is more than attributable to increase in provision to valuation reserves, which accounts for 35.16%.

T&D Financial Life Insurance Company

Non-Consolidated Interim Statement of Operations

6-month period ended September 30, 2003

	(Millions of Yen)
Ordinary revenues	107,317
Income from insurance premiums	93,108
Insurance premiums	91,177
Ceded reinsurance commissions	1,930
Investment income	12,954
Interest, dividends and income from real estate for rent	2,097
Interest income from deposits	2
Interest income and dividends from securities	1,646
Interest income from loans	448
Interest from real estate for rent	0
Other income from interest and dividends	0
Gains from monetary trusts, net	5
Gains on sale of securities	684
Gains on redemption of bonds	17
Other investment income	60
Gains on separate accounts, net	10,088
Other ordinary income	1,255
Income related to withheld insurance claims and other payments for future annuity payments	0
Income due to withheld insurance payments	177
Reversal of reserve for outstanding claims	780
Reversal of reserve for employees' retirement benefits	266
Other ordinary income	31
Ordinary expenses	109,210
Insurance claims and other payments	44,429
Insurance claims	15,050
Annuity payments	2,745
Insurance benefits	7,186
Surrender payments	16,177
Other payments	2,839
Reinsurance premiums	430
Provision for policy and other reserves	50,342
Provision for policy reserve	50,338
Interest on dividend reserves for policyholders	4
Investment expenses	252
Interest expense	0
Losses on sale of securities	91
Devaluation losses on securities	5
Foreign exchange losses, net	0
Depreciation of real estate for rent	22
Other investment expenses	131
Operating expenses	9,763
Other ordinary expenses	4,422
Payments related to withheld insurance claims	341
Taxes	645
Depreciation	180
Provision for reserve for directors' and corporate auditors' retirement benefit	5
Amortization of goodwill	3,250
Other ordinary expenses	0

Ordinary profit	1,893

	(Millions of Yen)
Extraordinary gains	373
Gains on disposal of property and equipment	0
Reversal of reserve for possible loan losses	373
Extraordinary losses	225
Losses on disposal of property and equipment	168
Provision for reserve for price fluctuations	57
Provision for reserve for policyholder devidends	424
Loss before income taxes	2,169
Income taxes	38
Net loss	2,208
Accumulated deficit at beginning of period	6,108
Accumulated deficit at end of period	8,317

(Notes)

1. Gains on sale of securities are composed mainly of gains on sales of bonds of ¥208 million, including government bonds, and those on stocks of ¥476 million.
2. Losses on sale of securities are composed mainly of those on sales of foreign securities in the amount of ¥91 million.
3. Devaluation losses on securities are composed mainly of losses on sales of stock holdings in the amount of ¥5 million.
4. Gains from monetary trusts, net represent figures after adjustment of valuation gains of ¥49 million.

T&D Financial Life Insurance Company

Non-Consolidated Balance Sheet

As of March 31, 2003

	(Millions of Yen)
ASSETS	
Cash and deposits	47,933
Cash	26
Deposits	47,906
Monetary claims purchased	170
Monetary trusts	5,263
Securities	478,677
Government bonds	276,953
Corporate bonds	16,753
Domestic stocks	6,883
Foreign securities	49,864
Other securities	128,222
Loans	51,836
Policy loans	20,244
Commercial loans	31,592
Property and equipment	2,245
Land	1,235
Buildings	935
Equipment	74
Due from agency	18
Due from reinsurers	1,876
Other assets	27,250
Accounts receivable	3,321
Prepaid expenses	103
Accrued income	1,390
Deposit for rent	910
Suspense payments	118
Goodwill	19,500
Other assets	1,906
Reserve for possible loan losses	(1,621)
Total assets	613,651

	(Millions of Yen)
LIABILITIES	
Policy reserves	570,436
Reserve for outstanding claims	14,376
Policy reserve	550,327
Reserve for policyholder dividends	5,732
Due to agency	897
Due to reinsurers	17
Other liabilities	5,740
Income taxes payable	71
Accounts payable	3,534
Accrued expenses	1,269
Unearned income	12
Deposits received	239
Guarantee deposits	0
Suspense receipt	652
Reserve for employees' retirement benefits	11,820
Reserve for directors' and corporate auditors' retirement benefits	33
Reserve for price fluctuations	101
Total liabilities	589,304
SHAREHOLDERS' EQUITY	
Common stock	20,000
Capital surplus	10,000
Portion appropriated as statutory reserve	10,000
Retained earnings	(6,108)
Undisposed deficit	6,108
[of which, net loss	6,431]
Net unrealized gains on securities	455
Total shareholders' equity	24,346
Total liabilities and shareholders' equity	613,651

(Notes)

1. Valuation of securities (including items of similar nature to securities classified as "Cash and deposits" and "Monetary claims purchased," and securities managed as money held in trust) is as follows: Trading securities are stated as determined by the mark-to-market method (cost of sales is calculated by the moving average method), and held-to-maturity securities are stated at evenly amortized cost using the moving-average method. For available-for-sale securities with market quotations, the mark-to-market method is applied (the cost of sales is calculated by the moving-average method) based on the market price at the close of the final trading day in March, 2003, while for those without market quotations, discount bonds are stated at evenly amortized cost and other securities mentioned above are stated at cost using the moving-average method. Unrealized gains/losses on available-for-sale securities are directly charged to shareholders' equity.
2. Regarding depreciation of property and equipment, buildings are depreciated by the straight-line method, while the declining balance method is applied to property other than buildings.
3. Foreign currency-denominated assets are translated into Japanese yen at the spot foreign exchange rate prevailing at the Balance Sheet date.
4. A reserve for possible loan losses is established in accordance with the Company's own asset assessment guidelines and the write-off allowance standards.
   With respect to obligations of borrowers formally considered to be insolvent, subject to bankruptcy, corporate rehabilitation, or other similar proceedings (hereinafter referred to as "obligations by bankrupt companies"), and to obligations of borrowers who are essentially insolvent (hereinafter referred to as "past due loans"), the Company provides a specific reserve for the loan balance less collectable amount (from collateral, guarantees or by other means). For borrowers that are not yet bankrupt, but are highly likely to fall into bankruptcy (hereinafter: "overdue for three months or more"), the Company determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after deducting the amount which can be recovered (from collateral, guarantees or by other means).
   With respect to loans other than the above, the Company provides a general reserve by applying the historical loan loss ratio determined over a fixed period.
   Each loan is subject to assessment by the relevant department in accordance with the Company's assessment criteria and the results of such assessment are further reviewed by the independent Business Auditing Department prior to a reserve's amount being finally set.
5. In order to provide for the future payment of retirement benefits to employees, the Company records estimated retirement benefits accrued at year-end in accordance with the Accounting Standards for Retirement Benefits (Financial Accounting Standards Board: "Recommendations on establishing an accounting standard for retirement benefits," June 16, 1998).
6. In order to provide for the payment of retirement benefits to directors and corporate auditors, the Company books the necessary amount at the year-end in accordance with the relevant internal

regulations. The reserve for directors' and corporate auditors' retirement benefits is established pursuant to Article 287-2 of the Japanese Commercial Code (prior to its revision in 2002).
Internal regulations on retirement benefits for directors and corporate auditors were newly enacted during the reporting term, and calculations have been made according to these regulations.
Consequently, The ¥22 million in other ordinary expenses for the term has been recognised under "ordinary expenses," and the amount of ¥11 million corresponding to their services for prior years has been registered as extraordinary loss.
As a result, ordinary loss increased by ¥22 million, while loss before income taxes increased by ¥33 million.

7. Pursuant to the requirements under Article 115 of the Insurance Business Law, the Company recorded the reserve for price fluctuations.
8. All items in the statements are net of national and local consumption taxes. Under the tax law, asset-related non-deductible consumption taxes (tax assets) are recorded as prepaid expenses and amortized over a five-year period by the straight-line accounting method. Consumption taxes other than deferred consumption taxes are charged as an expense in the period in which they are paid.
9. Policy reserve is a reserve in accordance with Article 116 of the Insurance Business Law, and premium reserve is calculated using the following methods. In accordance with Item 4, Clause 4, Article 69 of the enforcement regulations to the Insurance Business Law, premium reserves are provided in an amount based on premium payment periods using Zilmer method for contracts with renegotiated terms and conditions and the relevant period, which is determined by the shorter period of either premium payment periods or 5 years for other contracts.
10. Amortization of the Company's internal use software, which is included in other assets, is calculated by the straight-line method based on an estimated useful life (5 years).
11. Goodwill is evenly amortized over a period of five years at maximum period.
12. As a result of the revision of attachment forms of the Insurance Business Law Enforcement Regulation in accordance with the "Cabinet Order for the Partial Revision of the Insurance Business Law Enforcement Regulation" (Cabinet Order No. 53, April 24, 2003), the related presentation method was changed as follows.
    (1) The "Equity" section (now, "Shareholders' Equity" section) was previously classified into "Equity" "Capital Reserve" and "Surplus" in the previous year, but is presented as "Common Stock," "Capital Surplus," and "Retainer Earnings" for the reporting period.
    (2) "Net Unrealized Gains on Securities," which was classified as "Valuation Difference" in the previous year, is presented as such in the current year.
13. "Obligation by bankrupt companies," "Past due loans," "Loans overdue for three months or more," and "Restructured loans" amount to ¥8,959 million in total, and are detailed as follows.
    (1) For the reporting period, all of the said amount of ¥8,959 was classified as "Past due loans," ¥8,844 million of which fell into the category of loans on covenant. Corresponding collateral for loans

on covenant was ¥7,600 million in the form of refund money on cancellation of contracts and provision was made for the remaining portion of ¥1,244 million in the full amount.

The Company did not write down the loans in the amount deemed uncollectible.

In addition, "Obligations by bankrupt companies" represent loans for which interest receivable is not recorded because principal or interest are not collectible or repaid (excluding the loans written off; hereinafter referred to as "loans for which interest receivable is not recorded) due to prolonged non-payment of principal or interest, or for some other reasons, and which are subject to (i) to (v), Item 3, Clause 1 of Article 96 of the Corporate Tax Law Enforcement Order (1965 Government Order No. 97) or Item 4 of the same Clause.

In addition, "Past due loans" are loans for which interest receivable is not recorded, and those other than loans for which interest payment is suspended for purposes of restructuring or supporting the borrowers.

(2) There were no loans in the category of "Loans overdue for three months or more."

Loans overdue for three months or more are loans other than those categorized as "Obligations by bankrupt companies" and "Past due loans" for which principal and/or interest has been in arrears for three months or more from the contractual date of repayment.

(3) There were no loans in the category of "restructured loans."

"Restructured loans" are loans other than those categorized as "Obligations by bankrupt companies," "Past due loans" or "Loans overdue for three months or more" for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting of the borrower.

14. Accumulated depreciation of property and equipment is ¥2,710 million.

15. Assets in the separate accounts amount to ¥75,479 million. In addition, the respective amount of liabilities is also ¥75,479 million.

16. Net loss per share for the reporting period was ¥15,629.58.

With effect from the reporting period, "Corporate Accounting Standards for Net Income Per Share" (as stipulated in Corporate Accounting Standards, Items 2) and "Guidelines for the Application of Corporate Accounting Standards for Net Income Per Share" (Item 4 of Guidelines for the Application of Corporate Accounting Standards), are being applied by the Company.

This change has no effect on calculation of net income (loss) per share of the Company.

17. Net assets in accordance with stipulations in Item 6, Clause 1, Article 290 of the Commercial Code (prior to revisions in 2002) amounted to ¥455 million.

18. An amount of shareholders' equity posted under the balance sheet net of net unrealized gains on securities is short of a total sum of common stock and statutory reserves (included in capital surplus or retained earnings) in an amount of ¥6,108 million.

19. In addition to equipment recorded on the balance sheets, the Company has leased computers as

essential equipment.

20. Changes in reserves for policyholder dividends are as follows.

Balance at previous term-end: ¥6,913 million

Payment of policyholder dividends for reporting term: ¥3,021 million

Interest received: ¥38 million

Provision to reserves for policyholder dividends: ¥1,802 million

Balance at term-end: ¥5,732 million

21. Assets pledged as collateral amount to ¥3,622 million.

22. The amount of foreign currency-denominated assets is ¥4,610 million (for major foreign currencies: US$28 million, Euro7 million, and UKP28 million).

23. The amount of the Company's future contributions to the Policyholder Protection Fund, which has been superseded by the Policyholder Protection Corporation of Japan under Clause 5, Article 140 of the Supplementary Provisions in the Measures to Adjust Relevant Legislation for Financial System Reform, are estimated at ¥552 million as of March 31, 2003.

The contributions are charged to income as an operating expense when paid.

24. The amount of future contributions to the Policyholders Protection Corporation of Japan, which is estimated in accordance with Article 259 of the Insurance Business Law, is ¥2,447 million. This figure includes the estimated contribution required for the fund support system under the amendment to the Insurance Business Law enacted on April 25, 2003.

The contributions are charged to income as an operating expense when paid.

25. Matters concerning retirement benefit obligation are as follows.

(1) Retirement benefit obligation and its components

1) Retirement benefit obligation: ¥(11,730) million

2) Unrecognized actuarial loss: ¥(199) million

3) Excess amount charged to expenses on employees' prior service obligations: ¥109 million

4) Reserve for employees' retirement benefits: ¥(11,820) million

(2) Calculation basis for retirement benefit obligations, etc.

1) Periodic allocation of estimated retirement benefits: Fixed-amount method

2) Discount rate: 2.3%

3) Amortization period for actuarial loss: Posted as expenses for the following business year of recognition in the full amount

4) Amortization years for employees' prior service obligations: 5 years (which is no longer than the averaged remaining service period of employees) using the straight-line method

26. The total amounts of deferred tax assets and deferred tax liabilities are ¥17,535 million and ¥262 million, respectively. Valuation reserves deducted from deferred tax liabilities amount to ¥17,530 million.

The major components of deferred tax assets are losses carried forward in the amount of ¥10,154 million, provisions to reserves for employees' retirement benefits in the amount of ¥4,253 million, and amortization of goodwill in the amount of ¥1,174 million.

The sole component of deferred tax liabilities is "Net unrealized gains on securities" in the amount of ¥262 million.

27. The statutory tax rate for the fiscal year ended March 31, 2003 is 36.15%, and the difference of 35.02% between the statutory tax rate and the effective tax rate of 1.13% is predominantly attributable to increase in provision to valuation reserves, which accounts for 33.2%.

T&D Financial Life Insurance Company

Non-Consolidated Statement of Income

Year ended March 31, 2003

	(Millions of Yen)
Ordinary revenues	135,541
Income from insurance premiums	127,405
Insurance premiums	125,529
Ceded reinsurance commissions	1,875
Investment income	5,217
Interest, dividends and income from real estate for rent	4,577
Interest income from deposits	19
Interest income and dividends from securities	3,499
Interest income from loans	1,037
Interest from real estate for rent	15
Other income from interest and dividends	5
Gains on sale of securities	170
Gains on redemption of bonds	24
Other investment income	444
Other ordinary income	2,917
Income related to withheld insurance claims and other payments for future annuity payments	0
Income due to withheld insurance payments	873
Reversal of reserve for outstanding claims	1,279
Reversal of reserve for employees' retirement benefits	716
Other ordinary income	48
Ordinary expenses	140,007
Insurance claims and other payments	95,451
Insurance claims	35,020
Annuity payments	4,839
Insurance benefits	16,923
Surrender payments	31,462
Other payments	7,173
Reinsurance premiums	33
Provision for policy and other reserves	10,117
Provision for policy reserve	10,078
Interest on dividend reserves for policyholders	38
Investment expenses	6,121
Interest expense	126
Losses from monetary trusts, net	1,171
Losses on sale of securities	26
Devaluation losses on securities	8
Provision for reserve for possible loan losses	137
Depreciation of real estate for rent	23
Other investment expenses	295
Losses on separate accounts, net	4,332
Operating expenses	19,500
Other ordinary expenses	8,816
Payments related to withheld insurance claims	914
Taxes	1,163
Depreciation	211
Provision for reserve for directors' and corporate auditors' retirement benefit	22
Amortization of goodwill	6,500
Other ordinary expenses	4

Ordinary profit	4,466

	(Millions of Yen)
Extraordinary gains	72
Gains on disposal of property and equipment	35
Other	37
Extraordinary losses	163
Losses on disposal of property and equipment	59
Provision for reserve for price fluctuations	93
Other	11
Provision for reserve for policyholder dividends	1,802
Loss before income taxes	6,360
Income taxes	71
Net loss	6,431
Unappropriated surplus at beginning of year	323
Undisposed deficit at end of year	6,108

(Notes)

1. Gains on sale of securities are composed mainly of gains on sales of bonds of ¥160 million, including government bonds, and those on stocks of ¥9 million.
2. Losses on sale of securities are composed mainly of those on sales of securities in the amount of ¥25 million.
3. Devaluation losses on securities are composed mainly of losses on sales of securities in the amount of ¥8 million.
4. Losses from monetary trusts, net represent figures after adjustment of valuation gains of ¥450 million.
5. The total amount of retirement benefit cost is ¥402 million, which comprises the following items:
   (a) Service costs: ¥334 million
   (b) Interest costs: ¥283 million
   (c) Excess amount charged to expenses for amortization of actuarial loss: ¥(227) million
   (d) Expenses for Prior service obligations: ¥12 million
6. Other extraordinary gains mainly consist of a ¥23 million gain on collection of claims written-off and ¥14 million reversal of reserve for dividend on group insurance due to non-renewal of contracts.

Item 2: Amendments to Articles of Incorporation

1. Reasons for amendments

As set forth in Item 1, the management of Taiyo Life Insurance Company plans to jointly establish with Daido Life Insurance Company and T&D Financial Life Insurance Company a holding company through the transfer of shares. Assuming that the share transfer is carried out as proposed in Item 1, the three participating insurance companies will thereby become wholly owned subsidiaries of the holding company.

Hitherto, the Company has had a large number of shareholders, and to deal with this situation, Article 8 of the Company's Articles of Incorporation specifies a date of record for the eligibility of shareholders to attend the regular general meeting of shareholders. This regulation has been necessary to allow the Company to determine which persons are entitled to receive invitations to attend the shareholders' meetings. With the establishment of the holding company through the transfer of shares, however, Taiyo Life Insurance Company will have only one shareholder, rendering the provisions of Article 8 unnecessary.

The business of the holding company in question will be the overall direction of the management of the insurance companies under its control, and the performance of ancillary administrative work. The holding company's source of earnings will consist solely of dividends received from its wholly owned subsidiaries as well as fees that it charges for clerical work performed. Consequently, to secure the funds from which profit distribution by the holding company may be made to its own shareholders in the form of dividends for the fiscal 2004 accounting term, Taiyo Life Insurance Company shall pay dividends applicable to the fiscal 2003 accounting term to the holding company.

Moreover, as stated above, once the holding company has become the sole shareholder of Taiyo Life Insurance Company following the share transfer, all term-end and interim dividends paid by the Company will be paid to the said holding company. Consequently, registered pledgees to existing shares of the Company will lose their right to receive dividend payments.

As a result of the foregoing, on the assumption that Item 1 of this agenda is approved, Article 8 of the current Articles of Incorporation will be completely cancelled. The current Article 9 will consequently become Article 8, and all the other articles will be renumbered accordingly. Moreover, the wording of the current Article 31 (Article 30 following the present amendment), Clause 1 shall be amended from "registered shareholders or registered pledgees as of the end of the accounting period in question" to read: "registered shareholders as of the conclusion of the regular general meeting of shareholders." In addition, the words "or registered pledgees" shall be completely deleted from Clause 2 of the same article.

In accordance with the provisions of Item 1 of the agenda, in place of the payment of dividends for the fiscal 2003 accounting period, the holding company shall pay a share transfer distribution to registered shareholders and registered pledgees. The amount of the share transfer distribution to shareholders and pledgees as of the close of the fiscal 2003 accounting period, on the assumption that the present amendments to the Company's Articles of Incorporation are approved, shall be set, as delineated in Item 1, so as not to cause any financial loss to registered shareholders and registered pledgees at the end of the fiscal 2003 accounting period who would have the right to receive dividends if the Articles of Incorporation were not amended.

2. Details of Proposed Amendments

Existing Article	Proposed Amendment
1. Article 8 (Date of Record) Shareholders entitled to exercise voting rights at the regular general meeting of shareholders, which shall be held for the accounts settlement of each accounting period, are defined as those registered shareholders of the Company (including holders of shares deposited at the Japan Securities Depository Center) for the accounting period. 2. In addition to the date of record for the regular general meeting of shareholders referred to in the preceding clause, ad hoc dates of record for extraordinary general meetings of shareholders may be determined as deemed necessary, by resolution of the Board of Directors, after prior notification of the meetings to registered shareholders and registered pledgees. Registered shareholders and registered pledgees shall be entitled to exercise voting rights at the meetings.	To be deleted
Articles 9 to 30 omitted	Old Articles 9 to 30 to be renumbered Articles 8 to 29
Article 31: Payment of Dividends 1. A term-end dividend shall be paid each accounting period to registered shareholders and registered pledgees as of the end of the accounting period in question. 2. The Company may, upon resolution of the Board of Directors, pay the profit distribution stipulated in Article 293, Clause 5 of the Japanese Commercial Code (hereinafter, "the interim dividend") to registered shareholders or registered pledgees as of September 30 each year.	Article 30: Payment of Dividends 1. A term-end dividend shall be paid each accounting period to registered shareholders as of the conclusion of the regular general meeting of shareholders. 2. The Company may, upon resolution of the Board of Directors, pay the profit distribution stipulated in Article 293, Clause 5 of the Japanese Commercial Code (hereinafter, "the interim dividend") to registered shareholders as of September 30 each year.
Clauses 3 & 4 omitted	Clauses 3 & 4 unchanged
Articles 32 & 33 omitted	Old Articles 32 & 33 to be renumbered Articles 31 & 32

Existing Articles of	**Proposed Amendments**

Incorporation	
Supplementary Articles Article 2: Term of office of directors and corporate auditors following the reorganization of the Company Irrespective of the provisions of Article 17 and Article 25 of these Articles of Incorporation, the term of office of the directors and corporate auditors of the Company for the accounting period after the Company is reorganized as a wholly owned subsidiary of its holding company shall end at the conclusion of the regular general meeting of shareholders for the accounts settlement of the last accounting period within one year of the date on which the said directors and corporate auditors assume their posts.	**Supplementary Articles** Article 2: Term of office of directors and corporate auditors following the reorganization of the Company Irrespective of the provisions of Article 16 and Article 24 of these Articles of Incorporation, the term of office of the directors and corporate auditors of the Company after the Company is reorganized as a wholly owned subsidiary of its holding company shall end at the conclusion of the regular general meeting of shareholders for the accounts settlement of the last accounting period within one year of the date on which the said directors and corporate auditors assume their posts.

Exhibit II.(1)-1

Joint Press Release of
Taiyo Life Insurance Company and Daido Life Insurance Company,
dated October 8, 2003

This press release relates to a proposed Japanese statutory share transfer (the "Share Transfer") to be effected under Japanese law whereby Taiyo Life Insurance Company ("Taiyo") and Daido Life Insurance Company ("Daido"), both joint stock corporations organized under the laws of Japan, will become wholly-owned subsidiaries of a newly-formed Japanese corporation (the "Holding Company"). The Share Transfer, information to be distributed in connection with the Share Transfer and the related shareholder vote are subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information included therein, if any, have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Share Transfer, since Taiyo and Daido are, and the Holding Company will be, located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue Taiyo, Daido, the Holding Company or their respective officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel Taiyo, Daido, the Holding Company or any of their affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Taiyo, Daido or the Holding Company may purchase securities otherwise than under the Share Transfer, such as in open market or privately negotiated purchases.

October 8, 2003
Taiyo Life Insurance Company
(Security Code No.: 8796)
Daido Life Insurance Company
(Security Code No.: 8799)

To whom it may concern

Establishment of "T&D Holdings, Inc."

Taiyo Life Insurance Company (Taiyo Life; Masahiro Yoshiike: Representative Director and President), Daido Life Insurance Company (Daido Life; Naoteru Miyato: Representative Director and President), and T&D Financial Life Insurance Company (T&D Financial; Osamu Mizuyama: Representative Director and President) agreed to the following terms in respect of the establishment of their Joint Holding Company, "T&D Holdings, Inc.", (collectively, the "Three Companies") subject to approval by shareholders and appropriate authorities.

1. **Overview of Holding Company**

(1) Name of Holding Company

T&D Holdings, Inc.

(2) Business Objectives

Management of the Group and its subsidiaries and all duties incidental to that role.

(3) Location of Headquarters

2-7-9 Nihonbashi, Chuo-ku, Tokyo.

(4) Chairman and President

Representative Director and Chairman:

Masahiro Yoshiike (currently Representative Director and President of Taiyo Life)

Representative Director and President:

Naoteru Miyato (currently Representative Director and President of Daido Life)

(5) Date of Establishment

April 1, 2004.

(6) Initial Capitalization

100 billion yen.

(7) Stock Transfer Ratios:

Under the above arrangement, 100 shares of T&D Holdings will be allotted to per 1 share of Daido Life, and 55 shares of T&D Holdings will be allotted to per 1 share of Taiyo Life, and 15 shares of T&D Holdings will be allotted to per 1 share of T&D Financial Life. Based on the stock transfer, the total number of shares to be issued by T&D Holdings will be 241.5 million.

In addition, the holding company has adopted the *Tangen* or unitary share system, with one unit of share comprising 50 shares.

Taiyo Life and Daido Life have been advised by JP Morgan and Nomura Securities Co., respectively, that in their opinion, this agreed stock transfer ratio is fair from a financial point of view.

(8) Share Transfer Distribution

T&D Holdings will pay a share transfer distribution, within three (3) months from the time when share transfer is to be performed to the shareholders or registered pledgees whose names are stated in the final shareholders' registers of Taiyo Life and Daido Life on the day previous to the time when share transfer is to be performed, instead of the respective term-end dividends (provided, in accordance with the asset and debt status of Taiyo Life and Daido Life, changes in the economic situation and other circumstances, upon consultations with Taiyo Life, Daido Life, T&D Financial Life and T&D Holdings, the amount of share transfer distribution may be changed, or it is also possible that make payment will not be made due to such consultations).

Shares of Taiyo Life: 1,500 yen per share
Shares of Daido Life: 3,000 yen per share

(9) **Stock Exchange for Listing**

Tokyo Stock Exchange and Osaka Securities Exchange.

With the establishment of T&D Holdings, stocks in Taiyo Life and Daido Life will no longer be listed on any stock exchange.

(10) **Auditor**

Shin Nihon & Co.

(11) **Transfer Agent**

UFJ Trust Bank Limited

(12) **Management Structure**

a. Directors and Auditors (informally appointed)

Director's Post	Name	Current Post
Representative Director and Chairman	Masahiro Yoshiike	Representative Director and President of Taiyo Life
Representative Director and President	Naoteru Miyato	Representative Director and President of Daido Life
Senior Managing Director	Muneo Takeuchi	Senior Managing Director of Daido Life
Senior Managing Director	Kunio Ikeda	Representative Director and Senior Managing Director of Taiyo Life
Managing Director	Osamu Koyama	Managing Director of Daido Life
Managing Director	Kenji Nakagome	Managing Director of Taiyo Life
Director	Sounosuke Usui	Director of Daido Life and Representative Director and President of T&D Asset Management Co., Ltd.
Director	Shigeru Kobori	Chairman of Japan Legal Aid Association, attorney at law
Corporate Auditor	Kiyoshi Matsushige	Standing corporate auditor of Taiyo Life
Corporate Auditor	Yoichi Kinoshita	General Manager of Public Relations Department of Daido Life
Corporate Auditor	Minoru Suzuki	Corporate Auditor at Mitsui & Co.
Corporate Auditor	Masanao Iechika	Corporate Auditor at Daido Life, attorney at law

Reference: See Attachment 1 for biographies of the abovementioned informally appointed directors and corporate auditors

b. Organization

To implement Group-wide business planning and management, a Management Planning Department, Management Control Department, and General Affairs Department will be set up to handle staff functions, while a Risk Control Department and Business Auditing Department will be set up to handle risk management-related functions.

Reference: See Attachment 2 for information about the organization of the Holding Company

2. Management Integration Objectives

In order to achieve the following objectives, management integration is to be performed in a form in which Taiyo Life, Daido Life and T&D Financial Life ("Three Companies") coexist under the holding company. The objectives of management integration are:

(1) to emphasize as fully as possible the strengths and special expertise in the business models of the Three Companies and ensure the reinforcement of their life insurance businesses; and

(2) to make management more efficient and facilitate intensive strategic investment through the concentration of Group management resources, thus ensuring continuous growth and expansion of profits.

Reference: See Attachment 3 for information about the core strategy of the Holding Company

3. Schedule of the establishment of the Joint Holding Company

Date	Agenda
October 24, 2003 (Fri.)	Record date for extraordinary meetings of shareholders
December 18, 2003 (Thurs.)	Extraordinary meetings of shareholders
February 9, 2004 (Mon.)	Publication of submission of share certificates
February 10, 2004 (Tues.)	Commencement of handling of submitted share certificates
March 26, 2004 (Fri.)	Delisting of shares
March 31, 2004 (Wed.)	End of period for submission of share certificates
April 1, 2004 (Thurs.)	Date for share transfer
April 1, 2004 (Thurs.)	Date for listing and registration of holding company's establishment (share transfer date)
Late in May, 2004	Distribution of new share certificates

4. Business Targets and Synergy Effects

(1) Business Targets

T&D Holdings aims to focus on its core business through the efficient utilization of its management resources and achieve its business targets for FY 2006 and FY 2008, as set forth below, by capitalizing on the benefits of integration at an early date.

In addition to emphasizing the enhancement of embedded value, one of the indicators of the corporate value of life insurance companies, T&D Holdings will maintain its solvency ratio at an appropriate level from the perspective of policyholder protection, and strive to build a strong financial base.

(Business Targets)

(Unit: 1 billion yen)

Item	FY 2002 Performance*1	FY 2006 Targets	FY 2008 Targets
Amount of new policies *1	7,316.4	9,500.0+	10,000.0+
Amount of policies in force *1	57,925.4	65,000.0+	70,000.0+
Base profit	114.2	120.0+	160.0+
Net income	9.8	35.0+	60.0+
ROE *2	2.9%	8.0%+	12.0%+

Notes
- The above values are based on the simple addition of the non-consolidated data of the each of the Three Companies.
- The values for stock prices, foreign exchange rates, interest rates and other such items used in the projections are those as of June 30, 2003.

  *1. Individual life insurance and annuities

  *2. ROE = net income/[(shareholders' equity at the beginning of the fiscal year + shareholders' equity at fiscal year end)/2]

Reference: See Attachment 4 for data for each company.

(2) Synergy Effect

The Three Companies have been working for some time on improving their management efficiency, and through this holding group organization expect to increase efficiency further through the synergies to be gained from this action. The integration of back office and similar functions, centering on human resources management and systems-related matters, in the holding company, is projected to produce cumulative total cost reductions from FY 2003 to FY 2008 in excess of 21.0 billion yen are projected.

T&D Holdings also aims to optimize the synergy effect of the advance specialized expertise, know-how and services of the Three Companies. (Further information will be disclosed when the specific plans have been finalized.)

Please contact the following concerning this matter:

Taiyo Life Insurance Company
Shuichi Nagamine, Public Relations Division
TEL: 03-3231-8634

Daido Life Insurance Company
Hidehiko Kakimoto, Public Relations Department (Tokyo)
TEL: 03-3281-1148

Shuji Ichimura, Public Relations Department (Osaka)
TEL: 06-6447-6258

T&D Financial Life Insurance Company
Takayuki Ito, Public Relations Division
TEL: 03-3593-8100

Attachment 1

Candidates for Director Positions (Informally appointed)

Name: Masahiro Yoshiike	(born: March 23, 1940)
March 1963	graduated from Keio University, Law Dept.
April 1963	entered The Taiyo Mutual Life Insurance Company
July 1990	Director of Company
April 1991	Managing Director of Company
July 1995	Representative Director and President of Company
April 2003	Representative Director and President of Taiyo Life (present)

Name: Naoteru Miyato	(born: May 20, 1943)
March 1967	graduated from Keio University, Law Dept.
April 1967	entered Daido Mutual Life Insurance Company
July 1994	Director of Company
March 1996	Managing Director of Company
March 1999	Senior Managing Director of Company
July 1999	Representative Director and President of Company
April 2002	Representative Director and President of Daido Life (present)

Name: Muneo Takeuchi	(born: June 7, 1945)
March 1970	graduated from Waseda University, No. 1 Law Dept.
April 1970	entered Daido Mutual Life Insurance Company
July 1996	Director of Company
March 1999	Managing Director of Company
March 2001	Senior Managing Director of Company
April 2002	Senior Managing Director of Daido Life (present)

Name: Kunio Ikeda	(born: July 9, 1950)
March 1973	graduated from Nagoya University, Science Dept.
April 1973	entered The Taiyo Mutual Life Insurance Company
July 1997	Director of Company
April 1999	Managing Director of Company
April 2003	Managing Director of Taiyo Life
June 2003	Representative Director and Senior Managing Director of Taiyo Life (present)

Name: Osamu Koyama	(born: November 30, 1947)
March 1972	graduated from Kyoto University, Science Dept.
April 1972	entered Daido Mutual Life Insurance Company
July 1998	Director of Company
March 2001	Managing Director of Company
April 2002	Managing Director of Daido Life (present)

Name: Kenji Nakagome	(born: January 25, 1954)
March1976	graduated from Yokohama City University, Commerce Dept.
April 1976	entered The Taiyo Mutual Life Insurance Company
July 2001	Director of Company
April 2003	Director of Taiyo Life
June 2003	Managing Director of Taiyo Life (present)

Name: Sounosuke Usui	(born: November 15, 1953)
March 1976	graduated from Waseda University, Commerce Dept.
April 1976	entered Daido Mutual Life Insurance Company
July 2000	Director of Company
April 2002	Director of Daido Life (present)
	(concurrently Representative Director and President of T&D Asset Management Co., Ltd.)

Name: Shigeru Kobori	(born: February 8, 1931)
March 1956	graduated from Tokyo University, Law Dept.
April 1960	admitted to the bar
April 1991	Chairman of the Tokyo Bar Association
April 1998	Chairman of the Japan Federation of Bar Associations
April 2000	Chairman of the Sogo Department Store Management Responsibility Investigative Committee
April 2003	Chairman of Japan Legal Aid Association

Candidates for Corporate Auditor Positions (Informally appointed)

Name: Kiyoshi Matsushige	(born: March 21, 1943)
March 1965	graduated from Okayama University, Law Dept.
April 1965	entered The Taiyo Mutual Life Insurance Company
July 1996	Director of Company
April 1998	Managing Director of Company
July 2001	Standing Corporate Auditor of Company
April 2003	Standing Corporate Auditor of Taiyo Life (present)

Name: Yoichi Kinoshita	(born: September 19, 1948)
March 1972	graduated from Kwansei Gakuin University, Economics Dept.
April 1972	entered Daido Mutual Life Insurance Company
March 1996	General Manager of Investment Administration Department of Company
March 1997	General Manager of Loans and Fixed Income Department of Company
April 2002	General Manager of Loans and Fixed Income Department of Company of Daido Life
April 2003	General Manager of Public Relations Department of Daido Life (present)

Name: Minoru Suzuki	(born: March 14, 1932)
March 1953	graduated from Tokyo University, Economics Dept.
June 1982	Director of Mitsui Bank
October 1987	Representative Director of Bank
April 1990	Senior Managing Director of Taiyo Kobe Mitsui Bank
April 1991	Representative Director and Deputy President of Bank
April 1994	Representative Director and President of Sakura Securities Co., Ltd.
June 1998	Corporate Auditor of Mitsui & Co. (present)

Name: Masanao Iechika	(born: July 18, 1933)
March 1960	graduated from Osaka City University, Masters of Law.
April 1962	admitted to bar
April 1996	Vice President of Osaka Bar Association
July 2000	Corporate Auditor of Daido Mutual Life Insurance Company
April 2002	Corporate Auditor of Daido Life (present)

Note: Messrs Suzuki and Iechika are external auditors in accordance with the provisions of Article 18 (1) of the Law Concerning Exceptions to the Commercial Code Concerning Audits of Joint Stock Companies, Etc.

Organizational Structure of T&D Holdings, Inc.


Shareholders Meeting
T&D Holdings
Board of Directors
Board of Corporate Auditors
Chairman
President
Management Planning Department
Management Control Department
General Affairs Department
Risk Control Department
Business Auditing Department
· business planning
· new businesses planning
· subsidiaries manage- ment and control
· accounting and budget
· financial strategy
· capital strategy
· IR
· ratings
· general affairs and administrative affairs
· secretariat
· Secretariat for Board of Directors and Board of Auditors
· stock administration
· shareholders' meetings
· PR and corporate brand
· personnel
· group risk control
· legal affairs, compliance
· inspections and auditing
Taiyo Life
Daido Life
T&D Financial Life
Other Group Companies

Core Strategy

1. Core Strategy

1. to achieve the growth and expansion of the Group's core business, the life insurance business, through the further reinforcement of the individual strengths of Taiyo Life, Daido Life and T&D Financial Life, all three of which have independent product strategies and sales strategies, within the holding company;
2. to enhance Group corporate value through strategic reallocation of group management resources to fields with high growth capability and profitability;
3. to realize greater efficiency and the provision of high quality services through the integration of such common group infrastructures as back office services and systems;
4. to create stronger relationships of trust with customers by constructing a sounder financial basis through appropriate profit control and risk management; and
5. to grow the Group over the mid- and long-term by expanding life insurance business and entering into new business areas through alliances and M&A.

2. Market-specific Business Strategies for the Life Insurance Business

(1) The household market (Taiyo Life)

To enhance and strengthen our ability to provide products and services that meet the protection needs of our customers, centered on medical care insurance, nursing-care insurance, and optimize the leverage provided by our customer base in the household market.

a. develop products and services designed to meet the diverse needs of household customers;

b. enhance the training framework for sales personnel to ensure their ability to provide high- quality consulting services; and

c. enhance customer service capability by expanding call centers, providing a wide range of card services and other measures.

(2) The small and medium-sized enterprise market (Daido Life)

To develop and provide products and services that are well-tailored to corporate protection needs of small and medium-sized businesses.

a. strengthen the product promotion system through tie-ups with SME-related organizations;

b. improve the productivity of distribution channels through the creation of a systematic training framework for sales representatives, and strengthen support systems for sales agents including an extensive training and online sales support system; and

c. develop products and services to further solidify competitive edge in the small and medium-sized enterprise market.

(3) Individual variable annuities market (T&D Financial Life)

To strive for the top brand position in the market for individual variable annuities by providing products and services that accommodate customers' medium- and long-term asset formation needs and the risks associated with the aging of society.

a. recognize banking and securities channels as new earnings streams, and aggressively expand into this market;

b. foster improved agency productivity;

c. offer a set of competitive products and services that meet the medium- and long-term asset formation needs of customers; and

d. construct an efficient business operation system.

Profile of the Three Companies (Fiscal Year 2002)

Trade name	Taiyo Life Insurance Company	Daido Life Insurance Company	&D Financial Life Insurance Company	Total of the Three Companies [7]
Foundation date	May 1893	July 1902	April 1895	–
Address of Head Office	2-11-2 Nihonbashi, Chuo-ku, Tokyo	1-2-1 Edobori, Nishi-ku, Osaka	1-5-2 Uchisaiwaicho, Chiyoda-ku, Tokyo	–
Representative	Masahiro Yoshiike	Naoteru Miyato	Osamu Mizuyama	–
Capital (1)	37.5 billion yen	75.0 billion yen	20.0 billion yen	132.5 billion yen
Outstanding Shares (1)	1.5 million shares	1.5 million shares	0.6 million shares	–
Shareholders' equity (1))	116.3 billion yen	175.8 billion yen	24.3 billion yen	316.6 billion yen
No. of employees	13,461	8,316	1,440	23,217
Administrative personnel	2,909	3,122	500	6,531
Sales representatives	8,808	5,194	940	14,942
Collectors	1,744	–	–	1,744
No. of branches (as of April 1, 2003)	145	103	74	–
Main shareholders and shareholding ratio (1)	UFJ Bank Limited 5.0%	UFJ Bank Limted 5.0%	Taiyo Life Insurance Company 50.0%	–
	Sumitomo Mitsui Banking Corporation 5.0%	Master Trust Bank of Japan (Trust Account) 3.7%	Daido Life Insurance Company 50.0%	
	UFJ Trust Bank Limited 3.5%	UFJ Trust Bank Limited 3.5%		
	Komatsu Ltd. 3.2%	Resona Bank Ltd. 2.6%		
	NIPPONKOA Insurance Company Limited 2.9%	Japan Trustee Services (Trust Account) 2.6%		

1. Sales results

Amt of policies in force (2)	15,268.6 billion yen	39,342.6 billion yen	3,314.2 billion yen	57,925.5 billion yen
Amt of new policies (3)	2,175.4 billion yen	4,673.5 billion yen	467.5 billion yen	7,316.5 billion yen
No. of policies in force (4)	5,774,000 policies	2,142,000 policies	445,000 policies	8,362,000 policies

2. Income information (non-consolidated)

Income from insurance premiums	887.9 billion yen	989.4 billion yen	127.4 billion yen	2,004.7 billion yen
Ordinary revenue	1,385.2 billion yen	1,182.1 billion yen	135.5 billion yen	2,702.9 billion yen
Ordinary profit	23.0 billion yen	46.0 billion yen	(4.4) billion yen	64.6 billion yen
Net income	4.8 billion yen	11.4 billion yen	(6.4) billion yen	9.8 billion yen
Base profit	28.7 billion yen	88.7 billion yen	(3.2) billion yen	114.2 billion yen

3. Financial indicators and asset information (non-consolidated)

Total assets	6,528 billion yen	6,007.1 billion yen	613.6 billion yen	13,148.9 billion yen
Embedded value	182.4 billion yen	432.0 billion yen	–	–
Solvency margin ratio	681.5 %	860.2 %	1,031.9 %	–
Net income per share (5)	3,192 yen	7,590 yen	(15,629) yen	–
Shareholders' equity per share (5)	77,557 yen	117,216 yen	40,577 yen	–
Dividend per share (6)	1,500 yen	3,000 yen	–	–

4. Financial strength rating (as of September 30, 2003)

Standard & Poor's	A	A+	–	–
Rating and Investment Information, Inc.	A	AA-	A	–
Japan Credit Rating Agency, Ltd.	A	AA-	A	–

Notes:

1. As Taiyo Life was a mutual company until March 31, 2003, the values for capital, outstanding shares, and shareholders' equity are the values as of April 1, 2003 when the company was demutualized and became a joint stock company. The data for main shareholders and shareholding ratio is the information as of April 16, 2003.
2. Total of individual insurance and individual annuities.
3. Total of individual insurance and individual annuities. (including net increase from policy conversions).
4. Total of increase in numbers of individual insurance and individual annuities.
5. As Taiyo Life was a mutual company until March 31, 2003, the values for income per share and shareholders' equity per share are values that have been projected on the assumption that the company was a joint stock company at the relevant time.
6. As Taiyo Life was a mutual company until March 31, 2003, the anticipated annual dividend amount for FY 2003 has been inserted.
7. Simple sum of the non-consolidated data of the Three Companies.